Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 11, 2023 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2022.

1

2

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “—The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 10, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.095 (EUR 0.9132 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2023

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2023.

KfW Group’s total assets decreased by 0.7%, or EUR 3.8 billion, from EUR 554.6 billion as of December 31, 2022 to EUR 550.8 billion as of March 31, 2023. KfW Group’s operating result before valuation and promotional activities amounted to EUR 385 million for the three months ended March 31, 2023, compared to EUR 442 million for the corresponding period in 2022. The main driver for KfW Group’s operating result before valuation and promotional activities during the three months ended March 31, 2023, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Income from risk provisions in an amount of EUR 5 million for the three months ended March 31, 2023, compared to expenses in an amount of EUR 188 million for the corresponding period in 2022;

•

Positive effects in an amount of EUR 22 million as market values of securities and equity investments increased in the three months ended March 31, 2023, compared to negative effects of EUR 135 million for the corresponding period in 2022;

•

Net gains in an amount of EUR 87 million for the three months ended March 31, 2023 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 88 million for the corresponding period in 2022[1]; and

•

Expenses relating to promotional activities in an amount of EUR 82 million for the three months ended March 31, 2023, compared to expenses in an amount of EUR 100 million for the corresponding period in 2022.

KfW Group’s consolidated result for the three months ended March 31, 2023 amounted to a profit of EUR 394 million, compared to a profit of EUR 60 million for the corresponding period in 2022.

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KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2023, compared to the corresponding period in 2022.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Three months ended March 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	10,316	26,164	-61
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	21,566	10,595	>100
KfW Capital	878	43	>100
Export and Project Finance (KfW IPEX-Bank)	6,663	3,310	>100
KfW Entwicklungsbank	506	608	-17
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	110	139	-21
Financial Markets	188	126	49

Total Promotional Business Volume (1) (2)	40,004	40,955	-2

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business for the three months ended March 31, 2023, has been adjusted for commitments of EUR 223 million, compared to EUR 30 million for the corresponding period in 2022, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 40.0 billion for the three months ended March 31, 2023, compared to EUR 41.0 billion for the corresponding period in 2022. While commitments in KfW’s business sector SME Bank & Private Clients decreased significantly, substantially higher commitments in the business sectors Customized Finance & Public Clients, KfW Capital and Export and Project Finance offset this development to a significant degree. Commitments in KfW Entwicklungsbank and DEG decreased while commitments in the business sector Financial Markets rose by nearly 50%.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 10.3 billion for the three months ended March 31, 2023, compared to EUR 26.2 billion for the corresponding period in 2022. This significant decrease was attributable to lower commitments in both the SME Bank as well as in the Private Clients segment due to more stringent application criteria with respect to the programs Federal Funding for Efficient Buildings (BEG) and overall weaker demand for real estate financing in light of higher interest rates.

Commitments in the business sector Customized Finance and Public Clients amounted to EUR 21.6 billion for the three months ended March 31, 2023, compared to EUR 10.6 billion for the corresponding period in 2022. This significant increase was primarily driven by an increase in loan commitments to companies in the energy sector, which, as previously disclosed, were made under special mandates by the Federal Government against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany following Russia’s invasion of Ukraine.

Commitments related to KfW Capital increased to EUR 878 million for the three months ended March 31, 2023, compared to EUR 43 million for the corresponding period in 2022. This substantial increase is mainly due to the investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into the “European Tech Champions Initiative” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the three months ended March 31, 2023 amounted to EUR 6.7 billion, compared to commitments of EUR 3.3 billion for the corresponding period in 2022. This significant increase was mainly due to higher commitments made by KfW IPEX-Bank in the sectors Maritime industries, Power, renewables and water, Basic industries, Infrastructure, Aviation, mobility and transport, and Industries and services.

Commitments related to KfW Entwicklungsbank amounted to EUR 506 million for the three months ended March 31, 2023, compared to EUR 608 billion for the corresponding period in 2022. This decrease was mainly driven by lower commitments with respect to Financial Cooperation Standard Loans / Grants (FZ-Standardkredite/Zuschüsse), Financial Cooperation Development Loans (FZ-Entwicklungskredite) and Promotional Loans (FZ-Förderkredite).

Commitments of DEG amounted to EUR 110 million for the three months ended March 31, 2023, compared to EUR 139 million as of March 31, 2022. While this development represents a year-on-year decline, it should be noted that the intensity of deal origination usually varies, and may increase, over the course of a year.

Commitments in KfW’s Financial Markets business sector increased to EUR 188 million for the three months ended March 31, 2023, compared to EUR 126 million for the corresponding period in 2022. All commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the three months ended March 31, 2023 totaled EUR 28.1 billion, of which 68% was raised in euro, 13% in U.S. dollar and the remainder in five other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2023*

(EUR in millions)
Borrowings
Short-term funds	35,512
Bonds and other fixed-income securities	388,435
Other borrowings	73,801
Total borrowings	497,749

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	23,785
Fund for general banking risks	200
Revaluation reserve	-38
Total equity	36,884

Total capitalization	534,633

*	Amounts in table may not add up due to rounding differences.

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2023, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of March 31, 2023 is not necessarily indicative of its capitalization to be recorded as of December 31, 2023.

KfW Group’s total equity as of March 31, 2023 was EUR 36,884 million, compared to EUR 36,579 million as of December 31, 2022. The increase, of EUR 305 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 394 million for the three months ended March 31, 2023; and

(ii)	a decrease of EUR 89 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Based on the results for the three months ended March 31, 2023, KfW’s total capital ratio amounted to 27.2% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 27.0%, in each case as of March 31, 2023 (not taking into account the interim profit of the year to date)2. The increase of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2022, when the total capital ratio amounted to 25.2% and the Tier1 Capital ratio amounted to 25.0%, was mainly due to the recognition of the profit of the second half of 2022, the modified inclusion of associated companies as well as the implementation of the standard approach for securitizations, which reduced the total risk exposure amount.

[2]	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2022	1.0	3.8
2nd quarter 2022	-0.1	1.6
3rd quarter 2022	0.5	1.4
4th quarter 2022	-0.5	0.8
1st quarter 2023	0.0	-0.1

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) was unchanged (0.0%) in the first quarter of 2023 compared to the fourth quarter of 2022 after adjustment for price, seasonal and calendar effects, following a decrease at the end of 2022. This was mainly due to a decline in the final consumption expenditure of both households and government being offset by an increase in capital formation and exports.

Compared to the first quarter of 2022, price-adjusted GDP in the first quarter of 2023 increased by 0.2%. The price and calendar adjusted GDP was 0.1% lower because there was one working day more than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product stagnant in 1st quarter of 2023, press release of April 28, 2023 (https://www.destatis.de/EN/Press/2023/04/PE23_169_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2022	0.6	6.3
May 2022	0.9	7.0
June 2022	0.0	6.7
July 2022	0.5	6.7
August 2022	0.4	7.0
September 2022	1.8	8.6
October 2022	0.7	8.8
November 2022	0.2	8.8
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 7.2% in April 2023. While this is the second month in a row that the rate of inflation has slowed down, it still remains at a high level. In April 2023, the most important driver of inflation was the price of food.

Food prices experienced an above-average increase of 17.2% in April 2023 compared to April 2022. When compared to March 2023, which saw a 22.3% rise in food prices compared to March 2022, this increase in food prices showed signs of slowing down. Higher prices were recorded for all food groups, with considerable price rises being recorded for dairy products (+34.8%), bread and cereals (+21.3%), fish, fish products, and seafood (+19.7%) and sugar, jam, honey and other confectionery (+19.6%).

Energy prices in April 2023 increased by 6.8% compared to April 2022, following a marked slowdown in the inflation rate in March 2023 compared to March 2022 (+3.5%). Although the rate of increase in energy prices picked up again in April 2023, it was still below the overall inflation rate. The year-on-year increase in energy prices has been below average since March 2023, mainly due to a base effect originating from the previous year’s large price increases as a result of Russia’s invasion of Ukraine. Household energy prices (total), in particular, increased in April 2023 compared to April 2022 (+22.1%), with above-average increases being observed in natural gas prices (+33.8%) as well as in the prices of firewood, wood pellets and other solid fuels (+29.8%). Consumers also had to pay significantly more than a year earlier for electricity (+15.4%) and district heating (+12.3%). Heating oil prices, in contrast, decreased substantially by 21.8%, and motor fuel prices declined by 9.4% in April 2023 compared to April 2022. Overall, the development of energy prices is subject to many factors, such as the electricity, natural gas and district heating price brakes, which have been in effect since January 2023. Excluding energy prices, the inflation rate in April 2023 would have been 7.2%; excluding energy and food prices, it would have been even lower at 5.8%, demonstrating the enormous impact of food prices on overall inflation.

Prices of goods (total) increased by 9.3% from April 2022 to April 2023. The prices of non-durable consumer goods increased by 11.4% and those of durable consumer goods by 5.9% in April 2023 compared to April 2022.

In April 2023, the prices of services (total) increased by 4.7% compared to April 2022. Net rents exclusive of heating expenses, which are important as they account for a large part of household consumption expenditure, rose by 2.0%. Significant price increases were observed for services regarding the maintenance and repair of dwellings (+14.8%), package holidays and services of social facilities (each +10.4%). In contrast, a price decrease was observed for telecommunications (-1.0%).

Compared to March 2023, the consumer price index rose by 0.4% in April 2023. Price increases were recorded for clothing (+1.8%) and overnight stays (+1.6%). Energy prices overall also increased (+0.7%), despite the price cap, in particular for district heating (+3.3%). Motor fuel prices (total) increased (+1.6%), while decreases were observed in the prices of heating oil (-3.1%) and natural gas (-0.3%) in April 2023 compared to March 2023. Households also had to pay slightly less for food in general (-0.8%) in April 2023 compared to March 2023, with lower prices being recorded in particular for vegetables (-7.5%) and edible fats and oils (-3.0%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +7.2% in April 2023, press release of May 10, 2023 (https://www.destatis.de/EN/Press/2023/05/PE23_179_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2022	3.0	3.0
April 2022	3.2	3.0
May 2022	2.9	3.0
June 2022	2.9	3.0
July 2022	3.4	3.1
August 2022	3.1	3.1
September 2022	2.9	3.1
October 2022	3.0	3.1
November 2022	3.0	3.0
December 2022	2.9	3.0
January 2023	3.0	2.9
February 2023	3.0	2.9
March 2023	2.9	2.8

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2022, the number of employed persons in March 2023 increased by approximately 446,000 or 1.0%. Compared to February 2023, the number of employed persons increased in March 2023 by approximately 57,000 or 0.1% after adjustment for seasonal fluctuations.

In March 2023, the number of unemployed persons declined by approximately 31,000 or 2.4% compared to March 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in March 2023 stood at 1.26 million, reflecting a decline by approximately 17,800 or 1.4% compared to February 2023.

Sources: Federal Statistical Office, Employment remained on a solid upward trend in March 2023, press release of April 28, 2023 (https://www.destatis.de/EN/Press/2023/04/PE23_168_132.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2023/04/PD23_168_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-February 2023	January-February 2022
Goods	30.7	22.0
Services	-4.2	3.8
Primary income	24.7	25.9
Secondary income	-11.6	-11.8

Current account	39.6	39.9

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Balance of payments statistics, 13-04-2022, I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/907692/c7194d13200298f3f471d99abcda78cf/mL/2023-04-13-zahlungsbilanz-anlage-data.pdf).

Other Recent Developments

Monetary Policy

On May 4, 2023, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 25 basis points to 3.75% (main refinancing operations), 4.00% (marginal lending facility) and 3.25% (deposit facility) with effect from May 10, 2023, following its decisions in March 2023 and February 2023, in each case to raise the three key ECB interest rates by 50 basis points. The Governing Council stressed that although headline inflation has declined over recent months, underlying price pressures still remain strong. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

The Governing Council also announced that the Asset Purchase Program (“APP”) portfolio is declining at a measured and predictable pace, as the Eurosystem is not reinvesting all of the principal payments from maturing securities. The decline is expected to amount to EUR 15 billion per month on average until the end of June 2023. The Governing Council expects to discontinue reinvestments under the APP as of July 2023. The Governing Council also stated that it intends to reinvest the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (“PEPP”) until at least the end of 2024 and that the future roll-off of the PEPP will be managed to avoid interference with the appropriate monetary policy stance.

Sources: European Central Bank, Monetary policy decisions, press release of May 4, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230504~cdfd11a697.en.html); European Central Bank, Key ECB interest rates, accessed on May 4, 2023 (https://www.ecb.europa.eu/stats/policy_and_exchange_rates/key_ecb_interest_rates/html/index.en.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 554.6 billion as of December 31, 2022, including loans and advances of EUR 465.7 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 166.9 billion in 2022. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products primarily for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital: KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities;

•

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may, however, be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date, KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability company (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Climate Action, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of article 4 paragraph 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to article 10 paragraph 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to seek additional approval for other sub-portfolio segments and models in the future. KfW’s total capital ratio according to article 92 of the CRR amounted to 25.2% and its Tier 1 capital ratio to 25.0%, both as of December 31, 2022 (not taking into account the interim profit of the second half of 2022)1. The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2021, which amounted to 23.9% in both cases, was mainly due to the recognition of the profit of the second half of 2021 and the first half of 2022. This development was partly offset by methodical

[1]	According to article 26(2) CRR.

adjustments (especially due to regulatory IRBA requirements) as well as the reclassification of certain structured funds as securitizations, which increased credit risk.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2022 was 15.9%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 12.3% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a supervisory review and evaluation process (“SREP”) surcharge, which is generally meant to reflect the specific risk situation of an individual bank. In March 2022, BaFin raised KfW Group’s qualified risk profile score due to certain weaknesses in the risk management of interest rate risk in the banking book from an earnings perspective. This resulted in an increase of KfW Group’s SREP surcharge from 2.75% as of December 31, 2021 by 0.25% to 3.00% as of December 31, 2022. In addition, the TSCR for KfW Group includes an additional surcharge for certain IT-, internal auditing- and operational risk management-related findings, which as of December 31, 2022, amounted to 1.25% overall. This surcharge was originally imposed by BaFin in 2018 and gradually reduced in 2020, 2021 and 2022 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017, BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s information technology (“IT”) architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% imposed at the time was to remain in place until the underlying issues had been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT, resulting in the imposition of an updated surcharge of 2.25% in 2020. As a result of a further follow-up audit of KfW’s Internal Auditing conducted in 2020, the supervisory authorities imposed an updated surcharge of 1.75% in 2021. As result of a further follow-up audit of KfW’s operational risk management conducted in 2021, the supervisory authorities imposed a reduced surcharge of 1.25% in 2022.

In 2018, BaFin had also notified KfW that it would be required to maintain an OSII Buffer of 1%, which would be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019. For 2020 and 2021, the OSII Buffer amounted to 0.66% and 1%, respectively. With respect to the result of an IRBA model change supervisory audit, BaFin imposed risk-weighted asset (“RWA”) multipliers for specific exposure classes, effective as of December 31, 2021. KfW’s capital ratios for 2021 took these multipliers into account. Effective as of December 31, 2022, BaFin notified KfW that the imposed RWA multipliers were suspended due to measures taken by KfW to improve relevant processes.

As of January 1, 2016, KfW, by analogy, became subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and has been part of the prudential requirements since June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for special mandates by the Federal Government (Zuweisungsgeschäft) in accordance with article 2 paragraph 4 of the KfW Law, i.e., those activities which KfW carries out as requested by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation has subjected KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. After a transition period agreed with the supervisory authorities, KfW implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the ECB pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may eventually qualify as a significant credit institution, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds to subsidize interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Combined Management Report — Basic Information on KfW Group — Strategic Objectives 2027” included in Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a more sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation.” Due to the particular importance of the “climate change and the environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2022, the environmental ratio was 36% (compared to 53% in 2021) and would have been 59% excluding loan facilities related to COVID-19 and the energy crisis (compared to 58% excluding loan facilities related to COVID-19 in 2021). For information on the loan facilities related to COVID-19 and the energy crisis, see “Business — Domestic Promotional Business — KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany” and “— KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine.” The main driver for the decline in the environmental ratio was the sharp year-on-year increase in KfW’s commitments due to loan facilities in connection with the energy crisis, which did not contribute to the environmental ratio. The environmental ratio for 2022 is therefore considerably diluted, despite a slight overall increase in KfW’s total volume of commitments contributing to the environmental ratio. KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2022 contributed to all 17 SDGs, the most significant contributions were made to SDG 8 “Decent Work and Economic Growth”, SDG 7 “Affordable and Clean Energy” and SDG 13 “Climate Action.”

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List of KfW Group applies to all new financing and promotional activities. In 2021, KfW introduced science-based sector guidelines in accordance with the targets of the Paris Climate Agreement as an additional element to steer KfW’s new financing activities in particularly greenhouse gas-intensive sectors. Initially, these Paris-compatible sector guidelines were aligned with the 1.65°C climate target. In 2022, KfW revised the sector guidelines with regard to the 1.5°C climate target with the aim of providing even more targeted support for the transformation process towards greenhouse gas neutrality. The revised sector guidelines were implemented at the beginning of 2023.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer and investor or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers.

KfW’s Sustainability Report 2022, which was published in April 2023, complies with the Core option of the Global Reporting Initiative (GRI) standards and also contains KfW Group’s non-financial report in accordance with the German Commercial Code (Handelsgesetzbuch). Based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), the report includes a special chapter outlining KfW’s climate-related risks and associated processes in a transparent manner.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer - KfW’s Chief Executive Officer - who is supported by sustainability officers and managers at the group, business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2022 is Deloitte GmbH Wirtschaftsprüfungsgesellschaft (“Deloitte”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of Deloitte for the fiscal year ended December 31, 2022, dated March 9, 2023, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the auditor’s report upon, this combined management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, Deloitte does not provide any opinion on such examination, on the combined management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found starting on page 188 of Exhibit (e) to this annual report.

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	KfW Entwicklungsbank (KfW Development Bank);

•	DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH; and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	64,839	72,980	-11
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	69,970	9,465	>100
KfW Capital	1,259	502	>100
Export and project finance (KfW IPEX-Bank)	18,120	13,644	33
KfW Entwicklungsbank (KfW Development Bank)	10,931	8,611	27
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,644	1,534	7
Financial markets	415	527	32

Total promotional business volume (1) (2)	166,938	107,050	56

(1)

Total promotional business volume for the full year ended December 31, 2022 has been adjusted for commitments of EUR 241 million, compared to EUR 212 million for the corresponding period in 2021, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the seven business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2022. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2022
	Commitments outstanding	Economic capital required (1)

	% of total
SME Bank & Private Clients	50%	35%
Customized Finance & Public Clients	18%	3%
KfW Capital	0%	3%
Export and Project Finance	13%	8%
KfW Entwicklungsbank	7%	3%
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	2%	4%
Financial Markets	8%	2%

Total (in EUR billions)	647.1	18.8

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Combined management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” included in Exhibit (e)  to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. As of December 31, 2022, KfW had extended loans to approximately 150 commercial banks in its domestic business sectors. In 2022, 62% (2021: 61%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, but may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies either a fixed-rate pricing model or a risk-adjusted pricing model to the loans it grants. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies to most of SME Bank & Private Clients lending programs. In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective Land. Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects.

KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine

While KfW’s direct exposures in Ukraine and Russia are limited and tightly managed, developments related to Russia’s invasion of Ukraine have affected KfW’s business and earnings position. For information on the impact of Russia’s invasion of Ukraine on KfW’s net assets, financial and earnings position, see “Economic Report” in Exhibit (e) to this annual report.

Special mandates by the Federal Government. Against the background of Russia’s invasion of Ukraine, which led to further increases in energy prices and highlighted Germany’s dependency on imports of energy from Russia, the Federal Government requested that KfW engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) with full protection of KfW. These activities serve to stabilise and secure the energy supply in Germany, strengthen the resilience of Germany’s economy and are thus in the public interest as required by the KfW Law. These activities are being, or will be, carried out at the Federal Republic’s economic risk.

KfW’s activities under special mandates by the Federal Government are of an unplanned nature and do not change KfW’s consistent strategic focus on sustainability targets in its banking business. They must therefore be clearly distinguished from KfW’s promotional activities as a digital transformation and promotional bank of the Federal Government and the Länder. As of March 31, 2023, these activities in particular comprised support measures for systemically important companies in the energy sector significantly impacted by the supply reductions and significantly higher gas and electricity prices resulting from Russia’s invasion of Ukraine. Debt financing has been committed for gas replacement purchases, to cover short-term liquidity requirements within the scope of “margining” (i.e., the provision of collateral that is mandatory when trading in energy) and to finance the procurement of natural gas for the fulfilment of certain statutorily required levels of natural gas reserves in natural gas storage facilities throughout Germany and, as of December 31, 2022, has led to commitments of EUR 54.2 billion and disbursements to EUR 22.4 billion. KfW has also been mandated to engage in equity financing, see “Strategic Shareholdings — German LNG Terminal GmbH” below.

Furthermore, at the end of 2022, the Federal Government mandated KfW to act as paying agent in connection with compensatory payments to utility companies for loss of revenues owed to such companies by the Federal Government in connection with government support measures aimed at reducing the burden of high energy costs for end consumers of natural gas and district heating. KfW’s role in making the compensatory payments is strictly limited to the payments’ disbursement, with the Federal Government providing KfW with the funds necessary to make such payments in advance.

In the aggregate, activities under special mandates by the Federal Government due to Russia’s invasion of Ukraine have led to commitments in an aggregate amount of EUR 58.3 billion in 2022 and, in particular, impacted KfW’s commitments in the business sector Customized Finance & Public Clients, which increased from EUR 9.5 billion in 2021 to EUR 70.0 billion in 2022.

Against this background, in November 2022, the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF) was authorized to provide loans to KfW to cover KfW’s refinancing needs stemming from its support of companies in the energy sector under special mandates by the Federal Government with unallocated funds from the WSF’s credit authorization of up to EUR 100 billion, which was granted to KfW in March 2020 in the context of the COVID-19 pandemic with a view to refinancing KfW’s commitments under the KfW Special Program, see also “— KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany — KfW Special Program” below. In addition, the WSF was authorized to provide financing to KfW under a EUR 200 billion credit authorization, which it has been granted to cover funding requirements in connection with a EUR 200 billion protective shield announced by the Federal Government in September 2022, to the extent that KfW is mandated by the Federal Government in connection with the protective shield. Refinancing through the WSF in 2022 relating to the support of companies in the energy sector amounted to EUR 19.8 billion. The WSF is administered by the Federal Finance Agency (Bundesfinanzagentur) and its refinancing is ensured by the Federal Finance Agency as part of the Federal Government’s established money and capital market approach to financing the Federal Budget and the Federal Government’s special funds.

Depending on further developments with respect to Russia’s invasion of Ukraine, the Federal Government may in principle request KfW to engage in further activities under special mandates at any time.

KfW Special Program UBR 2022. On May 9, 2022, KfW launched a new loan program known as the “KfW Special Program UBR 2022” (KfW-Sonderprogramm UBR 2022, with “UBR” standing for “Ukraine, Belarus and Russia”) in an aggregate amount of up to EUR 7.0 billion to quickly safeguard the liquidity of certain companies demonstrably affected by the war in Ukraine. Mostly privately owned companies of all sizes and from many different sectors can receive access to low-interest loans in an amount of up to EUR 100 million with extensive liability exemption of their regular banks. A syndicate financing alternative with substantial risk assumption is also being offered. The Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program UBR 2022.

KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany

KfW Special Program. In March 2020, KfW, in close coordination with the Federal Government, launched the “KfW Special Program” (KfW-Sonderprogramm, initially named KfW-Sonderprogramm 2020) with the primary goal of providing liquidity to enterprises in Germany affected by the COVID-19 pandemic, including companies of all sizes as well as self-employed and freelance professionals. The deadline for commitments under the program, for which the maximum amounts available to the various categories of borrowers were also increased several times in accordance with EU state aid rules, was extended several times and finally expired on June 30, 2022.

The KfW Special Program was implemented through different loan programs: (1) the KfW Entrepreneurial Loan (KfW-Unternehmerkredit) for enterprises established on the market for more than five years, (2) the ERP Loan for Start-ups (ERP-Gründerkredit – universell) for enterprises established on the market for less than 5 years, (3) the KfW Syndicated Loan (Direktbeteiligung für Konsortialfinanzierung) for larger-scale financings targeted at larger companies, and (4) the “KfW Instant Loan 2020” (KfW-Schnellkredit 2020). Options (1) and (2) involved commercial banks in the handling of the loans by means of the on-lending principle which applies to the majority of KfW’s loan programs. However, the COVID-19 related facilities, which were designated by adding “Corona” to the loan programs’ names, included a partial exemption from liability for on-lending banks of 80% to 90%. With option (3), KfW offered a syndicated loan approach, designed as an individually structured direct loan program for larger companies. Financing was provided directly to beneficiaries by KfW together with a consortium of private banks to meet investment and working capital needs of the beneficiaries. KfW’s financing share in these syndicated loans was limited to 80%. Loans under option (4), the KfW Instant Loan 2020 program, included a general waiver of the usual risk assessment and a full exemption from liability for on-lending commercial banks or financing partners involved, which means that the entire credit risk of any loans granted under the KfW Instant Loan 2020 program remained with KfW. These modifications were aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners.

Within the KfW Special Program, KfW also facilitated the financing of charitable and social organizations via global loans to Landesförderinstitute.

Pursuant to separate guarantee declarations, the Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program. With respect to refinancing its funding requirements resulting from the KfW Special Program, KfW, since July 1, 2020, has had access to an additional source of financing of up to a total amount of EUR 100 billion through the WSF. Refinancing through the WSF in 2022 relating to the KfW Special Program totaled EUR 11.8 billion as of December 31, 2022 (December 31, 2021: EUR 3.0 billion).

Additional support measures targeted at particular customer groups. Over the course of 2020, KfW and the Federal Government established additional COVID-19 support measures in order to provide financing to particular customer groups.

With respect to start-ups, venture capital was mobilized via private fund managers, with the associated measures operationalized by KfW Capital. In addition, equity and equity-like capital for start-ups and small SMEs was provided via global loans to Landesförderinstitute. These measures were in place until June 30, 2022.

With respect to the KfW Student Loan Program, two temporary measures were implemented in close coordination with the Federal Government. First, the interest rates under this program were set to 0% for all loans that were in the disbursement phase, including all new applications. The cost incurred in connection with this interest rate subsidy was covered by the Federal Ministry of Education and Research during the period from May 1, 2020 to September 30, 2022. Second, the group of applicants for the KfW Student Loan Program was temporarily extended to all foreign citizens who met the general eligibility criteria for the period from July 1, 2020 to March 31, 2021. Pursuant to a separate guarantee declaration, the Federal Republic undertook to bear the financial risks KfW incurs in connection with the temporary extension of the KfW Student Loan Program to foreign applicants (excluding a portfolio of 300 loans).

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2022: EUR 45.5 billion, 2021: EUR 61.8 billion), mezzanine programs (2022: EUR 0.1 billion, 2021: EUR 0.1 billion) and grant-based programs (2022: EUR 19.2 billion, 2021: EUR 11.1 billion).

In 2022, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 64.8 billion (2021: EUR 73.0 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2022	2021	% change
	(EUR in billions)		(in %)
SME Bank	33.1	29.6	12
Start-up financing and general investment	11.6	16.2	-28
Innovation	1.9	1.1	72
Environmental investment	19.5	12.3	59

Private Clients	31.8	43.4	-27

Housing investment programs	4.1	6.1	-33
Education programs	1.9	2.0	-5
Environmental investment	25.8	35.3	-27

Total commitments (1)	64.8	73.0	-11

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2022, commitments in Private Clients decreased significantly compared to 2021 due to more stringent application criteria with respect to the program Federal Funding for Efficient Buildings (BEG) and overall weaker demand for real estate financing in light of higher interest rates. The decrease in commitments in Private Clients was partially offset by higher commitments in SME Bank, driven by higher commitments of EUR 7.1 billion under the KfW Renewable Energy Program in 2022, compared to EUR 3.9 billion in 2021, and higher commitments of EUR 10.6 billion under the program Federal Funding for Efficient Buildings (BEG) in 2022, compared to EUR 5.5 billion in 2021. These higher commitments in SME Bank were offset by decreased commitments in the KfW Special Program, which expired on June 30, 2022.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.8 million SMEs (defined for the purposes of the survey as companies with an annual group turnover of up to EUR 500 million) in 2021.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2022, commitments in this field amounted to EUR 11.6 billion compared to EUR 16.2 billion in 2021. This was primarily due to a significantly reduced demand for financings extended under the KfW Special Program, for which the application deadline expired as of June 30, 2022. In 2022, commitments under the KfW Entrepreneurial Loan Corona (KfW-Unternehmerkredit Corona) decreased to EUR 2.4 billion (2021: EUR 5.5 billion), commitments under the ERP Loan for Start-ups Corona (ERP-Gründerkredit – Corona) decreased to EUR 0.2 billion (2021: EUR 0.5 billion), and commitments under the KfW Instant Loan 2020 (KfW-Schnellkredit 2020) decreased to EUR 0.9 billion (2021: EUR 3.0 billion).

Commitments under the KfW Special Program UBR 2022, which was launched in May 2022 in response to Russia’s invasion of Ukraine, amounted to EUR 148 million in 2022 and related to low-interest loans, while no commitments were made with respect to the syndicate financing alternative also being offered.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by providing loans or mezzanine capital. Commitments in the field of innovation financing increased to EUR 1.9 billion in 2022 (2021: EUR 1.1 billion), with the ERP Promotion for Innovation and Digitalization program being the main driver for this increase.

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy and resource efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs once again increased significantly by EUR 7.2 billion to EUR 19.5 billion in 2022 compared to EUR 12.3 billion in 2021. Commitments under KfW’s Renewable Energy Program, in particular, increased significantly by EUR 3.2 billion to EUR 7.1 billion in 2022 compared to EUR 3.9 billion in 2021. The Federal Funding for Efficient Buildings (BEG) program, which was launched on July 1, 2021, was also in high demand with committed volumes in 2022 amounting to EUR 3.9 billion for loans (2021: EUR 2.8 billion) and EUR 6.7 billion for grants (2021: EUR 2.7 billion). Commitments under the Federal Funding for Energy and Resource Efficiency program, which aims to contribute to the reduction of CO2 emissions in the industrial sector, decreased to EUR 266 million in 2022 (2021: EUR 380 million). The SME Climate Protection Facility (KfW-Klimaschutzoffensive für den Mittelstand) contributed to the overall growth of commitments under SME Bank’s environmental investment programs in 2022 with commitments in 2022 increasing to EUR 732 million compared to EUR 296 million in 2021.

In November 2021, the Federal Ministry for Digital and Transport and KfW launched a new grant program to promote the procurement and construction of new charging points available to charge electric vehicles used on a commercial basis and to charge electric vehicles of employees. Commitments under this program amounted to EUR 195 million in 2022 (2021: EUR 31 million).

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2022 decreased to EUR 4.1 billion from EUR 6.1 billion in 2021, of which EUR 3.1 billion (2021: EUR 4.0 billion) were granted for home ownership promotion programs. Commitments under the Baukindergeld program, which terminated on December 31, 2022 and aimed to promote home ownership for families with children and for single parents, amounted to EUR 0.8 billion in 2022 (2021: EUR 1.8 billion).

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and Länder. In 2022, KfW committed EUR 1.9 billion, a slight decrease compared to EUR 2.0 billion in 2021. Commitments in the KfW Student Loan Program amounted to EUR 0.5 billion in 2022 (2021: EUR 0.8 billion). The interest rate subsidy provided by the Federal Ministry of Education and Research that set the interest rates under this program at 0% in response to the COVID-19 pandemic terminated on September 30, 2022.

Environmental Investment Programs

The sector of energy-efficient investments registered a significant decrease in 2022 compared to 2021 mainly due to the discontinuation of the KfW program for Energy-Efficient Construction and Refurbishment as of June 30, 2021, and difficulties in the administration of the successor benchmark program Federal Funding for Efficient Buildings (BEG) for Private Clients, which was launched in July 2021 and supports investments in the construction of energy-efficient new buildings and the energy-efficient refurbishment of existing ones.

While commitments under the Federal Funding for Efficient Buildings (BEG) program in 2022 amounted to EUR 14.3 billion for loans (2021: EUR 10 billion) and EUR 11.4 billion for grants (2021: EUR 5.2 billion), commitments under its predecessor program Energy-Efficient Construction and Refurbishment had amounted to EUR 19.3 billion in the first six months of 2021. Due to very high demand at the beginning of 2022, the available federal funds under the Federal Funding for Efficient Buildings (BEG) program were already exhausted towards the end of January 2022, leading to the program family becoming subject to an application and commitment freeze. Following an increase in funding by the Federal Government, commitment activity for the refurbishment of existing properties under the program was resumed from the end of February 2022 onwards. New construction funding under the program restarted on April 20, 2022, based on a three-stage concept developed by the Federal Ministry for Economic Affairs and Climate Action. Due to high demand, the federal funds budgeted for stage one were exhausted within a few hours. Stage two, encompassing new construction funding for buildings with a sustainability certificate started on April 21, 2022. Stage three launched in March 2023 and consists of a new comprehensive program entitled “Climate-friendly construction” (Klimafreundliches Bauen), which places greater emphasis on greenhouse gas emissions in the lifecycle of buildings.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to the Landesförderinstitute and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Municipal infrastructure programs	11,192	4,605	>100
Corporate loans and project finance	54,647	323	>100
Global funding facilities to Landesförderinstitute (1)	2,824	2,250	25
Program for the refinancing of export loans	307	766	-60
Global loans to selected financial institutions	1,000	1,520	-34

Total commitments (2)	69,970	9,465	>100

(1)	Including global loans to Landesförderinstitute to support start ups and small enterprises as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 70.0 billion in 2022 from EUR 9.5 billion in 2021. This increase was primarily driven by commitments in an aggregate amount of EUR 58.3 billion in 2022 made in connection with special mandates by the Federal Government to secure Germany’s energy supply against the background of Russia’s invasion of Ukraine. These commitments included commitments for compensatory payments in an amount of EUR 4.1 billion disbursed by KfW as paying agent in the context of government support measures to mitigate high energy costs.

Excluding commitments made in connection with support measures related to the COVID-19 pandemic and to companies in the energy sector under special mandates by the Federal Government, commitments under other programs of the business sector increased by EUR 2.4 billion in 2022, mainly driven by strong credit demand for municipal infrastructure programs and an increased demand for global funding facilities to Landesförderinstitute.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased significantly by EUR 6.6 billion to EUR 11.2 billion in 2022 from EUR 4.6 billion in 2021. This increase was mainly due to KfW’s role as paying agent in the context of government support measures to mitigate high energy costs and to higher demand for existing programs. For more information see, “— Domestic Business — KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine — Special mandates by the Federal Government.”

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute (1)	2,823	2,250	25
Program-based global loans to Landesförderinstitute	607	674	-10
Non program-based global loans to selected financial institutions in Germany and Europe	1,000	1,520	-34

Total commitments (2)	4,430	4,444	0

(1)	Includes global loans to Landesförderinstitute to support start ups and small enterprises as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2022, global loans to selected financial institutions in Germany and Europe decreased to EUR 1.0 billion (2021: EUR 1.5 billion). This amount is fully attributable to the refinancing of leasing contracts.

The increase in Global Funding Facilities to Landesförderinstitute was due to higher refinancing demands by Landesförderinstitute and the expectation of less liquidity in the capital markets in the near future.

Additional drivers included the ECB’s changed monetary policy and the run-down of the Eurosystem’s targeted longer term refinancing operations (TLTROs).

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2022, KfW made commitments of EUR 0.3 billion (2021: EUR 0.8 billion) under this program. The decrease of commitments in 2022 was mainly due to the lack of larger projects.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing. Excluding commitments resulting from its support of companies in the energy sector under special mandates by the Federal Government, which amounted to EUR 54.2 billion in 2022, KfW’s commitments in corporate loans and project financing in 2022 were characterized by a normalized credit demand.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. In the course of 2021, KfW Capital obtained a license as a Class 2 investment firm, i.e., a medium-sized investment firm (Mittleres Wertpapierinstitut) pursuant to German Securities Institution Act (Wertpapierinstitutsgesetz, WpIG), the German law based on the EU Investment Firm Directive 2019/2034 (IFD) and Investment Firm Regulation 2019/2033 (IFR). As medium-sized investment firm, KfW Capital is subject to this specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For the coming years, the targeted average investment volume is around EUR 400 million per year. In 2023, KfW Capital is planning to invest an additional EUR 100 million on a one-off basis. KfW Capital intends to invest up to a maximum of EUR 75 million into a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights. Since 2021, KfW Capital has also been mandated on behalf of the Federal Government to promote future technologies through the “Future Fund” (Zukunftsfonds). Under the Future Fund, KfW Capital invests its own funds at its own risk (“Future Fund KfW Capital”) as well as government funds on a fiduciary basis (“Future Fund Federal Republic”).

Commitments related to KfW Capital amounted to EUR 1,259 million in 2022, compared to EUR 502 million in 2021. This increase was mainly driven by significantly higher commitments made under the Future Fund programs ERP/Zukunftsfonds Growth Facility and German Future Fund – EIF Growth Facility. Besides the Future Fund investments, commitments of KfW Capital in 2022 mainly reflected commitments of EUR 187 million via the ERP Venture Capital Fund investment program and a EUR 42 million commitment into the High-Tech Start-up Fund. In 2022, no further commitments were made under the Corona Matching Facility and the Corona Liquidity Facility. Investments under Future Fund programs are guaranteed by the Federal Republic and funding for these programs is refinanced by KfW.

The following table shows the commitments of KfW Capital for each of the years indicated:

KFW CAPITAL COMMITMENTS*

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
High-Tech Start-up Fund	42	1	>100
ERP Venture Capital Fund Investments	187	187	0

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Future Fund KfW Capital	389	111	>100
of which ERP/Zukunftsfonds Growth Facility	245	111	>100
Future Fund Federal Republic	642	183	>100
of which GFF EIF Growth Facility	474	183	>100
Corona Matching Facility / Corona Liquidity Facility	0	20	n.a.

Total commitments (1)	1,259	502	>100

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 27.6 billion as of December 31, 2022 (December 31, 2021: EUR 28.9 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 54.9 billion as of December 31, 2022 (December 31, 2021: EUR 57.1 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom, a subsidiary in Singapore and representative offices in eight locations outside Germany. As of December 31, 2022, KfW IPEX-Bank employed 899 persons, excluding managing directors but including temporary personnel (December 31, 2021: 897).

In 2022, KfW IPEX-Bank Asia Ltd, a wholly-owned subsidiary of KfW IPEX-Bank, commenced its business activities in Singapore with a share capital of SGD 16.5 million under a merchant bank licence issued by the Monetary Authority of Singapore (MAS). IPEX Asia Ltd. is fully consolidated under the existing profit transfer agreement between KfW IPEX-Bank and KfW Beteiligungsholding GmbH.

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may eventually qualify as a significant credit institution, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company; including its fully consolidated subsidiary IPEX Asia Ltd.) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (CIT) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW, on behalf of the Federal Ministry for Economic Affairs and Energy (now named Federal Ministry for Economic Affairs and Climate Action), has launched the Africa CIRR export financing program (“Africa CIRR”). The program aims to strengthen economic cooperation with Africa. Specifically, Africa CIRR is designed to support loans to finance large-volume German exports and to promote the economy in African buyer countries. All credit institutions eligible to apply for buyer credit cover from the Federal Republic (so-called Hermes cover) are eligible for the Africa CIRR. The Federal Republic mandated KfW and KfW designated KfW IPEX-Bank to administer the program.

KfW IPEX-Bank’s principal customers are German and European companies (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2022, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 241 million (2021: EUR 212 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2022, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 42.9 billion, of which EUR 8.7 billion, or 20%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2022		2021		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	12,369	68	11,457	84	8
Promotional business (conducted on behalf of KfW)	5,751	32	2,186	16	163

Total commitments (1)	18,120	100	13,644	100	33

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2022, total commitments of the Export and Project Finance business sector increased to EUR 18.1 billion from EUR 13.6 billion in 2021, including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The increase in total commitments in 2022 compared to 2021 was driven by higher commitments in almost every sector except for Maritime industries.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Industries and services	2,914	1,625	79
Power, renewables and water	2,821	2,664	6
Aviation, mobility, and transport	2,633	1,458	81
Financial institutions, trade and commodity finance	2,458	2,310	6
Basic industries	2,420	1,292	87

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Maritime industries	2,152	2,361	-9
Infrastructure	2,105	1,331	58
CIRR scheme for bank refinancing (Ship + Africa + ERP finance) (1)	616	603	2

Total commitments	18,120	13,644	33

(1)

Starting in 2021 the CIRR scheme for bank refinancing includes commitments in an amount of EUR 100 million under the Africa CIRR scheme designed to support German exports to Africa and to promote the economy in African buyer countries.

Commitments in export and project finance increased in 2022 compared to 2021 despite the ongoing global challenges. For example, financing for projects supporting the expansion of digital infrastructure or energy transition were in high demand. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 17.5 billion in 2022 (2021: EUR 13.0 billion). The highest commitment volumes were achieved in the sectors Industries and services with EUR 2.9 billion (2021: EUR 1.6 billion), followed by Power, renewables and water with EUR 2.8 billion (2021: EUR 2.7 billion) and Aviation, mobility and transport with EUR 2.6 billion (2021: EUR 1.5 billion).

Commitments under the CIRR scheme for bank refinancing remained stable in 2022 at EUR 0.6 billion.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2022: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2022, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 4.7 billion from EUR 3.9 billion in 2021. In 2022, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 8.0 billion from EUR 5.6 billion in 2021. KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 4.9 billion in 2022 compared to commitments of EUR 3.5 billion in 2021. Commitments under the CIRR scheme for bank refinancing (2022: EUR 0.6 billion; 2021: EUR 0.6 billion) are trans-regional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	12,611	9,475	33
Thereof
Loans (term loans and bullet)	7,114	4,934	44
Trade finance	1,674	1,760	-5
Revolving credit facilities for cash drawings	2,136	1,651	29
Guarantees	1,636	969	69
Lease finance	50	162	-69
Project finance (1)	4,534	2,103	116
Asset finance (1)	157	952	-84
Acquisition finance (1)	203	511	-60
CIRR scheme for bank refinancing (ship + ERP + Africa)	616	603	2

Total commitments	18,120	13,644	33

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used to subsidize interest rates. In 2022, EUR 33 million of loan disbursements were supported by the ERP Special Fund (2021: EUR 125 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2022, approximately 49% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit, “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2022, approximately 97% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2022, approximately 88% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Loan commitments	6,109	4,777	15
of which federal funds	825	218	-11
of which KfW’s funds refinanced in the capital markets	5,285	4,559	19
Grant commitments	4,534	3,408	57
Mandates	288	426	–32

Total commitments	10,931	8,611	27

Total commitments of KfW Entwicklungsbank increased by 27% to EUR 10.9 billion in 2022 from EUR 8.6 billion in 2021. The relative share of loan commitments that were refinanced in the capital markets decreased to 86% in 2022, from 95% in 2021.

In 2022, Asia accounted for 28% of KfW Entwicklungsbank’s commitments (2021: 24%); Sub-Saharan Africa accounted for 24% (2021: 25%); Middle East/North Africa accounted for 16% (2021: 13%); Europe/Caucasus accounted for 14% (2021: 11%); Latin America accounted for 14% (2021: 18%); and trans-regional commitments accounted for 4% (2021: 10%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2022		2021		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	3,531	32	1,642	19	+115
Social infrastructure	3,839	35	4,265	50	-10
Financial sector	1,182	11	981	11	+21
Production sector	840	8	933	11	-10
Others (1)	1,540	14	790	9	+95

Total commitments	10,931	100	8,611	100	27

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability company, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2022, DEG maintained 12 representative offices in developing countries or emerging economies. In 2022, DEG employed an average of 704 persons (2021: 718). At year-end 2022, DEG’s total assets (IFRS, before consolidation) amounted to EUR 7.8 billion (2021: EUR 7.3 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in Africa and measures within the framework of COVID

Response). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2022	2021	% change

	(EUR in millions)		(in %)
Loans	1,172	1,035	13
Equity participations	387	467	-17
Mezzanine financing	84	32	163

Total commitments	1,644	1,534	7

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2022 amounted to EUR 554.6 billion. EUR 500.3 billion, or 90.2% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2022, KfW had EUR 19.4 billion in liabilities held in trust (for which the Federal Government mostly provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2022, 79% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (“capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2022, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 91%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies, energy efficiency and clean transportation. In 2022, benchmark bonds accounted for a funding volume of EUR 56 billion, or 63%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 13.0 billion, or 15%. The volume of bonds sold in private placements and of green bonds amounted to EUR 9.8 billion, or 11%, and EUR 10.6 billion, or 12%, respectively. Total capital-market funding in 2022 amounted to EUR 89.4 billion (2021: EUR 82.6 billion).

With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates by the Federal Government, KfW has had access to an additional source of financing through the WSF. Refinancing through the WSF in 2022 totaled EUR 31.6 billion (2021: EUR 3.0 billion), of which EUR 11.8 billion related to the KfW Special Program and EUR 19.8 billion related to the support of companies in the energy sector.

KfW expects its volume of long-term funding to be raised in the capital markets in 2023 to be in a range of EUR 80 billion to EUR 85 billion, of which at least EUR 10 billion are expected to be green bonds.

In 2022, KfW conducted seven new bond issuances as well as 13 re-openings (20 transactions in total in 2022) in an aggregate principal amount of EUR 42 billion, in each case under its euro benchmark program. Also in 2022, KfW conducted four new bond issuances in an aggregate principal amount of USD 16 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2022

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2022	USD 5.0	3	1.250
KfW U.S. $-Benchmark II/2022	USD 5.0	5	3.000
KfW U.S. $-Benchmark III/2022	USD 3.0	3	3.125
KfW U.S. $-Benchmark IV/2022	USD 3.0	2	3.375
KfW Euro-Benchmark I/2022	EUR 5.0	10	0.125
KfW Euro-Benchmark II/2022	EUR 5.0	5	0.000
KfW Euro-Benchmark III/2022	EUR 5.0	3	0.125
KfW Euro-Benchmark IV/2022	EUR 2.0	15	1.125
KfW Euro-Benchmark V/2022	EUR 5.0	5	1.250
KfW Euro-Benchmark VI/2022	EUR 4.0	7	2.875
KfW Euro-Benchmark VII/2022	EUR 3.0	3	2.500
KfW Euro-Benchmark V/2021 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark V/2021 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark IV/2021 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark II/2021 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark I/2021 (re-opening)	EUR 1.0	10	0.000
KfW Euro-Benchmark I/2020 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark II/2022 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark IV/2022 (re-opening)	EUR 1.0	15	1.125

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW Euro-Benchmark I/2022 (re-opening)	EUR 1.0	10	0.125
KfW Euro-Benchmark II/2020 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark III/2022 (re-opening)	EUR 1.0	3	0.125
KfW Euro-Benchmark IV/2022 (re-opening)	EUR 1.0	15	1.125
KfW Euro-Benchmark V/2019 (re-opening)	EUR 1.0	7	0.000

In 2022, KfW’s total new capital-market funding was raised in 13 different currencies and 206 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 84% of KfW’s total new capital-market funding in 2022 (2021: 81%). The percentage of new funds raised in euros increased from 55% in 2021 to 65% in 2022, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 26% to 19% over the same period. The percentage of new funds raised in pounds sterling increased from 8% in 2021 to 9% in 2022, which made it KfW’s third most significant funding currency in 2022.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2022 BY CURRENCIES *

	EUR in billions	In % of total
Euro (EUR)	58.2	65
U.S. dollar (USD)	17.0	19
Pound sterling (GBP)	8.1	9
Australian dollar (AUD)	2.1	2
Norwegian krone (NOK)	0.5	1
Other currencies (1)	3.4	4

Total	89.4	100

*	Amounts in the table may not add up due to rounding differences.
(1)	CAD, CNY, DKK, HKD, HUF, PLN, SEK and ZAR.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2021 edition of the “Green Bond Principles” supported by the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2022, KfW conducted 13 new green bond issuances in 10 currencies as well as 7 re-openings. In total, green bonds accounted for a funding volume of EUR 10.6 billion, or 12%, of KfW’s total capital-market funding.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2022, the amount of outstanding bonds and notes issued by KfW totaled EUR 385.8 billion, representing a EUR 11.8 billion decrease from EUR 397.6 billion outstanding at year-end 2021.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 53.5 billion at year-end 2022. Of this amount, EUR 52.5 billion was recognized as financial liabilities at amortized cost (of which EUR 1.5 billion as liabilities to banks and EUR 51.0 billion as liabilities to customers) and EUR 1.0 billion was recognized as financial liabilities at fair value (of which EUR 0.2 billion as liabilities to banks and EUR 0.8 billion as liabilities to customers). The increase in the book value of promissory note loans from EUR 40.8 billion in 2021 to EUR 53.5 billion in 2022 is largely due to increased refinancing via the WSF. Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2022)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	20	FIXED	3.28	2013-2022	2023-2032	2.25	14,725,000,000.00	9,383,164,468.23
CAD	6	FIXED	2.84	2005-2022	2023-2037	3.24	2,957,200,000.00	2,047,922,437.67
CHF	2	FIXED	2.55	2005-2007	2025-2037	4.85	1,305,000,000.00	1,325,276,734.03
CNY	16	FIXED	2.76	2019-2022	2023-2026	1.29	10,638,000,000.00	1,445,734,011.04
DEM	1	FIXED	6.88	1993	2023	0.25	105,985,000.00	54,189,270.03
DKK	1	FIXED	0.00	2022	2024	1.88	1,000,000,000.00	134,471,861.76
EUR	383	FIXED	0.54	1999-2022	2023-2052	4.74	311,223,709,908.32	311,223,709,908.32
EUR	19	FLOATING	2.82	2003-2019	2023-2052	2.60	1,895,809,873.66	1,895,809,873.66
GBP	20	FIXED	2.10	2000-2022	2023-2037	3.42	24,506,803,000.00	27,631,045,291.06
GBP	1	FLOATING	3.39	2021	2024	1.45	500,000,000.00	563,742,347.20
HKD	3	FIXED	0.24	2021	2023-2024	0.63	800,000,000.00	96,196,625.90
HUF	3	FIXED	9.77	2021-2022	2023-2024	1.53	90,750,000,000.00	226,382,617.81
JPY	9	FIXED	2.31	2004-2021	2023-2038	6.40	145,943,000,000.00	1,037,558,652.07
JPY	194	FLOATING	2.80	2002-2021	2024-2049	11.59	135,316,000,000.00	962,007,678.09
MXN	2	FIXED	5.95	2017-2021	2023-2025	1.75	2,000,000,000.00	95,895,665.52
NOK	15	FIXED	1.94	2004-2022	2023-2036	1.89	40,200,000,000.00	3,823,546,196.43
NZD	3	FIXED	2.80	2018-2021	2023-2028	1.36	840,000,000.00	500,059,530.90
PLN	6	FIXED	2.95	2006-2022	2023-2025	1.47	2,051,118,507.65	438,198,279.71
SEK	8	FIXED	1.33	2011-2022	2023-2031	4.34	13,400,000,000.00	1,204,840,943.01
TRY	2	FIXED	12.52	2020	2023	0.18	202,000,000.00	10,117,756.66
USD	51	FIXED	1.68	2002-2022	2023-2046	2.83	89,467,612,362.63	83,881,129,160.54
USD	1	FLOATING	3.65	2021	2024	1.12	1,500,000,000.00	1,406,337,896.12
ZAR	20	FIXED	6.73	2018-2022	2023-2031	3.67	7,591,000,000.00	419,424,706.88
Total	786					4.19		449,806,761,912.63

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2022. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2022.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 90 billion multicurrency commercial paper program and the USD 30 billion commercial paper program. The program volume of the USD commercial paper program was increased from USD 20 billion to USD 30 billion as of March 17, 2022, and the program volume of the multicurrency commercial paper program was increased from EUR 70 billion to EUR 90 billion effective as of August 30, 2022. As of December 31, 2022, KfW Group’s commercial paper outstanding totaled EUR 39.1 billion (December 31, 2021: EUR 50.0 billion).

Public Funds. As of December 31, 2022, the proportion of public funds in KfW Group’s borrowings was 12%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 61.0 billion as of December 31, 2022 (December 31, 2021: EUR 39.9 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 283 million as of December

31, 2022 (December 31, 2021: EUR 138 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 49% of the sources of funding for KfW Entwicklungsbank’s commitments in 2022. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE *

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2022		As of December 31, 2021
	2022	2021	Positive	Negative	Positive	Negative

	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	621,417	584,335	4,478	9,268	6,111	4,040
Currency-related derivatives (1)	148,515	165,569	6,846	5,227	7,727	2,311
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	769,932	749,904	11,324	14,496	13,838	6,351
Embedded derivatives accounted for separately	—	—	163	5	21	12

Total balance sheet items “derivatives designated for hedge accounting” and “financial assets/liabilities at FV - other derivatives”	769,932	749,904	11,487	14,501	13,859	6,363

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2022	2021

	(EUR in millions)
Total positive fair value before netting	11,324	13,838
Total positive fair value after netting (1)	10,129	8,733
Collateral received	10,096	7,882

	As of December 31,
	2022	2021

	(EUR in millions)
of which cash collateral	10,096	7,882

Total positive fair value after netting and collaterals	33	851

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “Financial assets at fair value”, “Financial liabilities at fair value” and “derivatives designated for hedge accounting.” For additional information on KfW Group’s derivatives exposure, see notes 8, 9, 40, 41, 50,51, 58, 59 and 60 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Combined management report—Risk report—Types of risk—Credit risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2022, KfW Group held securities and investments in an amount of EUR 38.2 billion (December 31, 2021: EUR 39.9 billion). See “Combined management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 32.0 billion, or 80%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS portfolio or DEG’s direct investments). Equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s securities and investments.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 32.9 billion as of December 31, 2022 (December 31, 2021: EUR 32.0 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. Since the beginning of 2020, the portfolio includes ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2022. In addition to these securities, as of December 31, 2022, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 5.2 billion (December 31, 2021: EUR 5.5 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW, this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2022, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio, based on sustainability ratings from an external provider, KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. Sovereign bonds are eligible for such investments, provided that the relevant issuing country has reached “prime” status with regard to its sustainability rating. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list and the exclusion list of KfW Group. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS Portfolio. As of December 31, 2022, the promotional ABS portfolio volume amounted to EUR 129 million (December 31, 2021: EUR 364 million). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles.” In 2022, KfW provided EUR 415 million (2021: EUR 527 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. As of December 31, 2022, the volume of the portfolio amounted to EUR 2.3 billion. KfW’s green bond portfolio was launched in 2015 under a mandate of the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety (now named Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection) and last amended in 2021. KfW plans to maintain the portfolio volume in a range of EUR 2.0 to EUR 2.5 billion until the end of 2023 when the mandate of the Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection will expire. KfW is currently evaluating strategic options regarding KfW’s green bond portfolio.

Privatization Initiatives

The Federal Government mandated KfW to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2022, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year-end 2021 with approximately 829.2 million ordinary shares. This represented a stake of approximately 16.6% in Deutsche Telekom (December 31, 2021: 16.6%). To KfW’s knowledge, the stake of the Federal Republic amounted to approximately 13.8% as of December 31, 2022.

At year-end 2022, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2021 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2021: 20.5%). To KfW’s knowledge, the Federal Republic does not directly hold any shares in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM.”

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2022, the total amount outstanding of this loan to Greece amounted to EUR 12.9 billion (December 31, 2021: EUR 14.4 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%), Berliner Energieagentur GmbH (25%), CureVac N.V. (16%) and HENSOLDT AG (25.1%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.17%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE, Eurogrid GmbH, CureVac N.V. and HENSOLDT AG, as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Mercedes-Benz Group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group (now Mercedes-Benz Group) of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2022, KfW held, through GZBV, an equity stake of approximately 9.17% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.87% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with its mandate by the Federal Government. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. The German transmission system operator 50Hertz Transmission GmbH is a wholly-owned subsidiary of Eurogrid GmbH, incorporated in Berlin, Germany.

In July 2022, the Federal Government mandated KfW, pursuant to and in accordance with the original mandate of July 2018 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to contribute an amount of EUR 50 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. The amount was provided to Eurogrid GmbH on August 5, 2022. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

CureVac N.V.

In June 2020, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation under German law with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. In August 2020, CureVac B.V., a private company with limited liability under Dutch law, offered and sold in an underwritten initial public offering (the “CureVac IPO”) new common shares, which were listed on the Nasdaq Global Market. In connection with the consummation of the CureVac IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V., and CureVac B.V. was converted to a public company under Dutch law and accordingly renamed CureVac N.V. As a consequence, KfW’s investment is in shares of CureVac N.V. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

HENSOLDT AG

In March 2021, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire 25.1% of the outstanding shares in HENSOLDT AG (“Hensoldt”). Hensoldt is a stock corporation under German law with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The acquisition was completed in May 2021. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment in Hensoldt.

German LNG Terminal GmbH

In August 2022, the Federal Government mandated KfW to acquire a 50% equity participation in German LNG Terminal GmbH (“GLNG”) and to provide subsequent pro rata payments to the capital reserve of GLNG. To this end, KfW has entered into a share purchase agreement and a shareholders’ agreement with Gasunie LNG Holding B.V. and GBV Zweiunddreisigste Gesellschaft für Beteiligungsverwaltung mbH, a wholly owned subsidiary of RWE AG, regarding the equity participation and subsequent pro rata payments to the capital reserve. GLNG is a project company that is developing a liquefied natural gas (LNG) import facility in Brunsbüttel, Germany. The closing of the transaction is subject to, inter alia, required approvals authorizations.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2022

(EUR in millions)
Borrowings
Short-term funds	43,810
Bonds and other fixed-income securities	385,810
Other borrowings (1)	70,678

Total borrowings	500,298

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	23,391
Fund for general banking risks	200
Revaluation reserve	50

Total equity	36,579

Total capitalization	536,877

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 283 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2022, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of March 31, 2023, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 70 to the financial statements included in Exhibit (e) to this annual report.

Stefan Wintels

Date of birth: November 17, 1966

Stefan Wintels joined KfW’s Executive Board as Co-CEO in October 2021 and became the sole CEO in November 2021. He is in charge of the General Secretariat, Group Communications, Internal Auditing, Financial Markets, Group Development and Economics, Legal Affairs, Domestic Promotional Business, Sales Digital Development, New Business Credit Service as well as KfW Capital. Mr. Wintels was appointed until September 2025.

Prior to joining KfW, Mr. Wintels worked at Citigroup for 20 years from 2001 to 2021 in various leadership roles. Most recently, he was the Global Co-Head Financial Institutions Group and a member of the Global BCMA Executive Committee. Before that, he was Vice Chairman of Citigroup in Germany, Citi’s Chief Country Officer for Germany as well as Chief Executive Officer of Citigroup Global Markets Europe AG until March 2020.

Stefan Wintels began his professional career in 1994 at Deutsche Bank AG and left in 2001 as Managing Director at Deutsche Bank’s Corporate Development / Group Strategy Department.

He received a Master’s degree in Business Administration from the Technische Universität Berlin and participated in the 2nd year of a two year MBA program at the University of Illinois, Urbana-Champaign.

Stefan Wintels also chairs the supervisory board of KfW Capital, Frankfurt am Main, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Katharina Herrmann

Date of birth: October 27, 1968

Katharina Herrmann joined KfW as General Manager in April 2022 and became a member of KfW’s Executive Board in April 2023. She is in charge of KfW’s Domestic Promotional Business and Sales Digital Development. Ms. Herrmann was appointed until April 2026.

Prior to joining KfW she was Head of Platforms and New Business at ING-DiBa AG, Frankfurt am Main, Germany, as well as Global Head of Platforms and Beyond Banking at ING Group, Amsterdam, Netherlands. During her time at ING from 1998 until 2021 Ms. Herrmann held various leadership positions. From 1996 until 1998 Ms. Herrmann worked as a Specialist in Marketing at COMMERZBANK AG, Frankfurt am Main, Germany. In 1995 she started her professional career at Nassauische Sparkasse, Wiesbaden, Germany, where she worked in junior and senior positions in marketing.

Katharina Herrmann studied business administration and graduated as Diplom-Betriebswirtin (FH) at the University of Applied Sciences Wiesbaden, Germany (comparable to Master of Business administration), incl. several months of study abroad (European Business Studies) at Nottingham Trent University, Great Britain.

Melanie Kehr

Date of birth: November 17, 1974

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology, Portfolio Credit Service and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. Ms. Kehr was appointed until August 2027.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed

Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is also a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Christiane Laibach

Date of birth: November 9, 1961

Christiane Laibach joined KfW’s Executive Board in June 2021. She leads the international financing activities consisting of KfW Entwicklungsbank and the two affiliates KfW IPEX GmbH and KfW DEG mbH. Ms. Laibach was appointed until May 2025.

Prior to joining KfW’s Executive Board she was member of DEG’s Management Board for six years, the last year as CEO. From 2008 to 2015 she was part of KfW-IPEX Bank’s Management Board, including Chief Risk and Financial Officer. She has been holding leadership positions at KfW Group for 25 years after having joined in 1990, including as global head of aviation for seven years.

Ms. Laibach holds a Master’s degree in Economics from University of Mainz, Germany, and completed the Executive Management Program at Wharton Business School, Philadelphia, USA.

Ms. Laibach also chairs the supervisory board of KfW IPEX GmbH. Further, she is a member of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Bernd Loewen

Date of birth: October 23, 1965

Bernd Loewen joined KfW as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Central Services as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Mr. Loewen was appointed until June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm and completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft and relocated from New York to Warsaw, Poland.

Mr. Loewen is also a member of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr Stefan Peiß

Date of birth: April 30, 1969

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. Dr Peiß was appointed until December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Climate Action; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Climate Action serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former chairing for the year 2023. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister of such Federal Ministry, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of May 11, 2023, the members of the Board of Supervisory Directors were:

Name	Position
Annalena Baerbock	Federal Foreign Minister

Katharina Beck	Member of Parliament; appointed by the Bundestag

Dr André Berghegger	Member of Parliament; appointed by the Bundestag

Volker Bouffier	Former Minister President of the State of Hesse; appointed by the Bundesrat

Dr Andreas Dressel	Senator for Finance of the Free and Hanseatic City of Hamburg; appointed by the Bundesrat

Robert Feiger	Chair of the Federal Executive Committee of the IG Bauen-Agrar-Umwelt trade union (IG Bau); representative of the trade unions

Tanja Gönner	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Dr Robert Habeck	Federal Minister for Economic Affairs and Climate Action; Deputy Chair in 2023

Gerald Heere	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the Federation of German Districts (DLT), Representative of the municipalitie

Dr Bruno Hollnagel	Former Member of Parliament; appointed by the Bundestag

Harald Hübner	Ministerial Director at the Bavarian State Ministry of Finance and Regional Identity; appointed by the Bundesrat

Verena Hubertz	Member of Parliament; appointed by the Bundestag

Dr Dirk Jandura	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Andrea Kocsis	Deputy Chair of ver.di - United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the German Trade Union Confederation (DGB); representative of the trade unions

Ulrich Lange	Member of Parliament; appointed by the Bundestag

Steffi Lemke	Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection

Christian Lindner	Federal Minister of Finance; Chair in 2023

Rainer Neske	Chair of the Board of Managing Directors at Landesbank Baden-Württemberg (LBBW), representative of credit institutions prominent in the field of industrial credit

Cem Özdemir	Federal Minister of Food and Agriculture

Dr Marcus Optendrenk	Minister of Finance of the State of North Rhine-Westphalia; appointed by the Bundesrat

Dr Bettina Orlopp	Deputy Chair of Commerzbank AG; representative of the mortgage banks

Dr Hans-Walter Peters	Former President of the Association of German Banks (BdB); representative of the commercial banks

Achim Post	Member of Parliament; appointed by the Bundestag

Daniel Quinten	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Michael Richter	Minister of Finance of the State of Saxony-Anhalt; appointed by the Bundesrat

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Frank Schäffler	Member of Parliament; appointed by the Bundestag

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Svenja Schulze	Federal Minister for Economic Cooperation and Development

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector

Dietmar Strehl	Senator for Finance of the Free Hanseatic City of Bremen; appointed by the Bundesrat

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

Dr Kai H Warnecke	President Haus & Grund Germany; representative of the housing sector

Dr Volker Wissing	Federal Minister for Digital and Transport

For information concerning the remuneration of the Board of Supervisory Directors, see note 70 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2022, KfW Group employed an average of 7,984 persons (excluding members of the Executive Board and trainees, but including temporary personnel and local personnel in KfW’s representative offices) (2021: 7,734 persons). Approximately 30.7% of KfW’s staff (excluding local personnel in KfW’s representative offices) is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 20.1% is engaged in KfW’s domestic business activities, 28.1% in promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG), 11.3% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work-life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 69 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). According to a first estimate of the Federal Statistical Office, at least 84.3 million people were living in Germany at the end of 2022, which was the highest number ever recorded and an increase of 1.1 million when compared to the end of 2021. The strong increase was caused by record net immigration (defined as immigration minus emigration). According to the first estimate, between 1.42 million and 1.45 million more people came to Germany than had left the country, meaning that net immigration in 2022 was more than four times higher than in 2021 (329,163 people) and higher than at any time since the start of the time series in 1950. Net immigration in 2022 was primarily driven by strong immigration of war refugees from Ukraine. In contrast, the decline in the number of births and the increased number of deaths had a dampening effect on population growth. In 2022, the number of births fell by around 7% in 2022 compared with 2021 and is expected to be between 735,000 and 745,000 (2021: 795,492), whereas the number of deaths increased by around 4% to approximately 1.06 million (2021: 1,023,687). At the end of 2021, approximately 16.9% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Bundesländer mit Hauptstädten nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2021 (October 2022)

(https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/02-bundeslaender.html); Statistisches Bundesamt, Population increased to 84.3 million in 2022, press release of January 19, 2023

(https://www.destatis.de/EN/Press/2023/01/PE23_026_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2023/01/PD23_026_124.html); Statistisches Bundesamt, Städte nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2021 (October 2022)

(https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/05-staedte.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2021	2020	2019	2018	2017
	(number of persons)
Total population	83,237,124	83,155,031	83,166,711	83,019,213	82,792,351
Age distribution	(percent of total population)
Under 20	18.5	18.4	18.4	18.4	18.4
20-40	24.4	24.5	24.6	24.6	24.5
40-60	27.7	28.1	28.4	28.8	29.1
60-80	22.0	21.8	21.7	21.7	21.7
80 and more	7.3	7.1	6.8	6.5	6.2
Growth rate	(percent change on the previous year)
Total population	0.1	0.0	0.2	0.3	0.3
Under 20	0.6	0.0	0.2	0.3	0.2
20-40	-0.3	-0.5	0.1	0.5	0.7
40-60	-1.3	-1.1	-1.1	-0.8	-0.8
60-80	0.9	0.5	0.4	0.3	0.5
80 and more	3.0	4.5	5.4	4.6	4.2

Source: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 2011)

(https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Without the surplus resulting from net immigration, the total population would have fallen every year since 1972 because more people died than were born in each year. These developments are expected to continue, together with the continued aging of the population. According to the 15th coordinated population projection of the Federal Statistical Office published in December 2022 and covering the period until 2070, the number of people of retirement age (which will be 67 years from 2031 onwards) or over in Germany will rise by roughly 4 million to at least 20 million by the mid-2030s. The number of people of working age (20 to 66 years), which currently comprises 51.4 million people, will decrease by between 1.6 and 4.8 million in the next 15 years, which may result in a downward pressure on Germany’s growth potential in the long term. The number of those aged 80 or over will remain relatively stable until the middle of the 2030s, amounting to between 5.8 and 6.7 million. Subsequently, this elderly population is expected to increase massively, along with the related need for long-term care. If net immigration remains at the level of the past decade of about 400,000 persons per year on average, roughly 90 million people would live in Germany in 2070. However, with a low level of net immigration of 180,000 people per year, the population would fall to 75 million people in 2070.

Sources: Statistisches Bundesamt, Population increased to 84.3 million in 2022, press release of January 19, 2023

(https://www.destatis.de/EN/Press/2023/01/PE23_026_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2023/01/PD23_026_124.html); Statistisches Bundesamt, 4 million more people aged 67 or over will live in Germany in 2035, press release of December 2, 2022

(https://www.destatis.de/EN/Press/2022/12/PE22_511_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2022/12/PD22_511_124.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, the latter consisting of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 26, 2021.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. Upon proposal by the Bundespräsident, the Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are: the Social Democratic Party (SPD); the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU); the Greens (Bündnis 90/Die Grünen); the Free Democratic Party (FDP); the Alternative for Germany (AfD); the Left-Wing Party (Die Linke) and the Südschleswigscher Wählerverband (SSW), which participates in the distribution of seats of the Bundestag as a party representing the Danish minority in Federal State of Schleswig-Holstein, to which the five percent of the votes cast or three direct mandates threshold for participation in the Bundestag does not apply.

Since 1949, the Federal Republic has been governed by nine Chancellors over 20 electoral periods. The most recent general election, held in September 2021, resulted in a coalition between the Social Democratic Party (SPD), the Greens (Bündnis 90/Die Grünen) and the Free Democratic Party (FDP). On December 8, 2021, the Bundestag elected Olaf Scholz (SPD), who served as Finance Minister in the previous Federal Government, Chancellor for the first time.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021

(https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 18, 2021

(https://www.bundestag.de/en/parliament/elections/arithmetic); The Federal Government, New Federal Government in office, December 8, 2021

(https://www.bundesregierung.de/breg-en/news/federal-chancellor-election-1989862); Bundesregierung, Koalitionsvertrag (https://www.bundesregierung.de/resource/blob/974430/1990812/04221173eef9a6720059cc353d759a2b/2021-12-10-koav2021-data.pdf?download=1).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2021 Elections		2017 Elections		2013 Elections		2009 Elections		2005 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
SPD	25.7	206	20.5	153	25.7	193	23.0	146	34.2	222
CDU/CSU	24.1	197	33.0	246	41.5	311	33.8	239	35.2	226
Bündnis 90/Die Grünen	14.8	118	8.9	67	8.4	63	10.7	68	8.1	51
FDP	11.5	92	10.7	80	4.8	—	14.6	93	9.8	61
AfD	10.3	83	12.6	94	4.7	—	—	—	—	—
Die Linke.	4.9	39	9.2	69	8.6	64	11.9	76	8.7	54
SSW (1)	0.1	1	—	—	—	—	—	—	—	—
Others	8.6	—	5.0	—	6.2	—	6.0	—	3.9	—

Total		736		709		631		622		614

(1)

SSW (Südschleswigscher Wählerverband), representing the Danish minority in the federal state of Schleswig-Holstein, is exempt from the five percent of the votes cast or three direct mandates threshold for representation in the Bundestag.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021

(https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); The Federal Returning Officer, Bundestag election 2017

(https://www.bundeswahlleiter.de/en/bundestagswahlen/2017/ergebnisse/bund-99.html); Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was one of the six founding members of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably. Following the withdrawal of the United Kingdom from the EU on January 31, 2020, 27 countries currently form part of the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “EU Member States”). According to provisional data, the aggregate population of the 27 EU Member States was approximately 447 million as of January 1, 2022. Formal accession negotiations are currently being conducted with Montenegro, Serbia, Albania, North Macedonia and Türkiye. While Türkiye is a key strategic partner of the EU on issues including migration, security, counter-terrorism, and the economy, accession negotiations with Türkiye have not progressed in recent years. In 2022 the European Council granted Ukraine, Moldova and Bosnia and Herzegovina the status of candidate countries. Georgia was given a European perspective in 2022 and the European Commission stated it should be granted candidate status once a number of priorities have been addressed. Kosovo is a potential candidate with the Stabilization and Association Agreement between the EU and Kosovo having entered into force on April 1, 2016.

Sources: European Union, Principles, countries, history, History of the EU (https://europa.eu/about-eu/eu-history/index_en.htm); European Union, Principles, countries, history, History of the EU, History of the European Union 1945-59 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#the-27-member-countries-of-the-eu); Statistical Office of the European Communities, Total population

(https://ec.europa.eu/eurostat/databrowser/view/tps00001/default/table?lang=en); European Commission, Enlargement (https://neighbourhood-enlargement.ec.europa.eu/enlargement-policy_en).

Political Integration

The EU is based on treaties that are binding agreements between the EU Member States and have been approved voluntarily and democratically by all EU Member States. The treaties set out the EU’s objectives, the rules governing the EU institutions, the way decisions are taken and the relationship between the EU and the EU Member States. Treaties are amended to make the EU more efficient and transparent, to prepare for the accession of candidate countries as new EU Member States and to introduce new areas of cooperation. Under the treaties, EU institutions can adopt legislation, which, depending on the subject matter, becomes directly applicable law or requires further implementation by the EU Member States.

The EU’s three main institutions are the Council of the EU (representing the governments of the EU Member States) (the “Council”), the Parliament (elected by and representing the citizens of the EU Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the EU Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

Article 50 of the Treaty on European Union provides for a mechanism for the voluntary and unilateral withdrawal of an EU Member State from the EU. Pursuant to Article 50, the withdrawal process is initiated by a notification from the EU Member State wishing to withdraw to the European Council. The EU treaties cease to apply to an EU Member State from the later of the date of entry into force of an agreement setting out arrangements for the EU Member State’s withdrawal, or within two years of the notification of the withdrawal. The European Council may, in agreement with the EU Member State concerned, unanimously decide to extend the period beyond two years.

EU Sanctions. Restrictive measures, also known as sanctions, are an essential tool of the EU’s Common Foreign and Security Policy. All restrictive measures adopted by the EU are fully compliant with its obligations under international law, including those pertaining to human rights and fundamental freedoms. The first step in adopting restrictive measures is through a proposal by the High Representative of the Union for Foreign Affairs and Security Policy. After this, the Common Foreign and Security Policy Council resolves on any restrictive measures by way of a decision binding on EU Member States. Any restrictive measures which include economic or financial sanctions additionally require the adoption of an accompanying Council regulation. Regulations are directly applicable within the EU and are binding on individuals and entities, including economic operators. Decisions and regulations on sanctions must be adopted unanimously by the Council. The regulation defines the precise scope of the measures and details of their implementation.

As part of the EU response to Russia’s invasion of Ukraine the EU adopted a set of comprehensive restrictive measures against Russia and Russian individuals in addition to the prior sanctions that were imposed after the illegal annexation of Crimea in 2014. In addition, sanctions were issued against Belarus and Belarusian individuals in response to their involvement in this invasion. The sanctions imposed comprise, among others, individual and economic sanctions. In March 2023, 877 Russian individuals, including Russian President Vladimir Putin and Russian Foreign Minister Sergey Lavrov, and 62 entities were subjected to an asset freeze and/or a travel ban because their actions undermined Ukraine’s territorial integrity, sovereignty and independence. The lists of sanctioned persons and entities are kept under constant review and are subject to periodic renewals by the Council. The economic sanctions, which target exchanges with Russia and Belarus in specific economic sectors, include restricted access to EU capital markets for certain Russian banks and companies, a ban on transactions with the Russian Central Bank and the Central Bank of Belarus, a ban of a number of Russian and Belarusian banks from the SWIFT messaging network, a prohibition on the provision of euro-denominated banknotes to Russia and Belarus, a ban on coal and other solid-fossil-fuel imports from Russia, a price cap related to the maritime transport of crude oil and petroleum products, a ban on use of EU airspace and EU airports by Russian-owned, Russian-registered or Russian-controlled aircraft, a ban on exports to and imports from Russia of raw materials, goods and technology in various sectors, a ban on exports to Russia of dual-use goods and an export and import ban on arms.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine

(https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, Treaties currently in force (https://eur-lex.europa.eu/collection/eu-law/treaties/treaties-force.html); European Council, Council of the European Union, The European Council

(https://www.consilium.europa.eu/en/european-council/); Europa.eu, Consolidated versions of the Treaty on European Union, Article 50

(https://eur-lex.europa.eu/eli/treaty/teu_2016/art_50/oj); Council of the EU, Policies, Sanctions

(https://www.consilium.europa.eu/en/policies/sanctions/); Council of the EU, Policies, Sanctions, EU restrictive measures against Russia over Ukraine (since 2014), accessed on March 26, 2023 (https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-russia-over-ukraine/); Council of the EU, Policies, Sanctions, EU restrictive measures against Belarus, accessed on March 26, 2023

(https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-belarus/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its member states. After a long process, a single market that provides for the free movement of goods and services, persons and capital among the EU Member States was established as of January 1, 1993. The integration of the EU Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level-playing field for EU Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one EU Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

State Aid. EU Member States may generally only grant state aid to companies within the narrow framework of the EU’s regulations and procedures on state aid in order to safeguard a level-playing field within the single market. To enable EU Member States to support their national economies during the COVID-19 pandemic the European Commission adopted a temporary framework for state aid measures (the “COVID Temporary Framework”) in March 2020, permitting EU Member States to provide certain types of direct support to companies and small enterprises affected by the COVID-19 pandemic. These support measures were therefore subject to less stringent conditions than would normally have been applicable. The COVID Temporary

Framework has been amended and extended several times since. It expired on June 30, 2022, albeit with some exceptions. In particular, investment and solvency support measures may still be implemented until December 31, 2023. In addition, the COVID Temporary Framework provides for a flexible transition, under clear safeguards, for the conversion and restructuring of debt instruments, such as loans and guarantees, into other forms of support, such as direct grants, until June 30, 2023. The COVID Temporary Framework has provided the basis for a number of German governmental support measures at the federal and regional (Länder) levels in connection with the COVID-19 pandemic, including for example the KfW Special Loan Program.

Similar considerations led to the adoption of a temporary crisis framework for state aid in March 2022 as part of the EU response to Russia’s invasion of Ukraine. This framework is referred to as “Temporary Crisis and Transition Framework” and has been amended and extended several times. It permits EU Member States to grant limited amounts of aid to companies affected by the current crisis until December 31, 2023, and aims to ensure that sufficient liquidity remains available to businesses, to compensate companies for the additional costs incurred due to exceptionally high gas and electricity prices and to incentivize the reduction of electricity consumption. In addition, until December 31, 2025, EU Member States may grant support to foster the transition to a net-zero economy. In particular, state aid may be granted to accelerate the roll-out of renewable energy, storage and renewable heat technologies and to decarbonize industrial production processes.

The EU Budget and the EU Recovery Instrument. The EU’s expenditures are governed by a long-term budget, also referred to as multiannual financial framework (“MFF”). The MFF is meant to ensure that the EU’s expenditures develop in an orderly manner and within the limits of its own resources. It aims to align spending with policy priorities, to increase predictability of EU finances for co-financers and beneficiaries, to ensure EU budgetary discipline and to facilitate the adoption of the annual EU budget. It sets overall spending limits by determining annual maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories and for payment appropriations.

The regulation laying down the MFF of the EU for the years 2021 to 2027 was formally adopted in December 2020. The regulation provides for a long-term EU budget of EUR 1,210.9 billion (in current prices, including the integration of the European Development Fund) in commitment appropriations. Together with the new temporary Next Generation EU recovery instrument (the “EU Recovery Instrument”) of up to EUR 806.9 billion (in current prices), which is specifically aimed at addressing the socioeconomic consequences of the COVID-19 pandemic, this allows the EU to provide an unprecedented amount of approximately EUR 2 trillion to support recovery from the COVID-19 pandemic in Europe and further the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions. Following Russia’s invasion of Ukraine, the EU budget was used to provide emergency assistance and support in Ukraine and in the EU countries, and to alleviate the humanitarian consequences of the war.

The most important component of the EU Recovery Instrument is the Recovery and Resilience Facility (“RRF”), with up to EUR 724 billion (in current prices) in loans and grants available to support reforms and investments undertaken by the EU Member States. The balance of the funds under the EU Recovery Instrument is being employed through existing EU instruments and assistance programs. To access the RRF, EU Member States are required to submit national recovery and resilience plans which are assessed by the European Commission and then approved by the Council of the EU on a case-by-case basis. After a prefinancing of 13% of the total support available to the relevant EU Member State, an EU Member State may request further disbursements up to twice a year upon reaching certain agreed milestones and targets. As of February 21, 2023, the European Commission had disbursed EUR 144 billion to EU Member States under the RRF, thereof EUR 96 billion in the form of grants and EUR 48 billion in the form of loans. In February 2023, the European Parliament and the Council adopted an amending regulation to include REPowerEU chapters in the RRF. The purpose of REPowerEU is to strengthen the strategic autonomy of the EU by diversifying its energy supplies and ending its dependency on Russian fossil fuel imports. EU Member States will be able to add a new REPowerEU chapter to their national recovery and resilience plans, in order to finance key investments and reforms that will help achieve the REPowerEU objectives. To this end the RRF financial envelope has been increased with EUR 20 billion in new grants. The 2023 EU budget, which was adopted by the Council and the European Parliament in November 2022, amounts to EUR 186.6 billion in commitment appropriations and EUR 168.7 billion in payment appropriations.

To implement the EU Recovery Instrument, the EU’s Own Resources Decision, which defines how the EU budget is financed and was adopted by the Council on December 14, 2020, pursuant to the special legislative procedure applicable thereto, was ratified by all EU Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission is authorized, on an exceptional basis, to temporarily borrow up to EUR 806.9 billion (in current prices) on the capital markets for the EU Recovery Instrument. As of December 2022, the Commission raised EUR 171 billion for the EU Recovery Instrument via long-term EU bonds, of which EUR 36.5 billion were raised through green bonds. In addition, EUR 17 billion of short-term debt in EU bills was outstanding on December 31, 2022. The European Commission has announced plans to issue long-term EU bonds in an amount of EUR 80 billion between January and June 2023, to be complemented by short-term EU bills.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Regulation and policy, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Commission, Competition Policy, State Aid (https://competition-policy.ec.europa.eu/state-aid_en); European Commission, Competition Policy, State Aid, Coronavirus, The State Aid Temporary Framework (https://competition-policy.ec.europa.eu/state-aid/coronavirus/temporary-framework_en); European Commission, Competition Policy, State Aid, Ukraine (https://competition-policy.ec.europa.eu/state-aid/ukraine_en); European Council, Policies, EU budget (https://www.consilium.europa.eu/en/policies/the-eu-budget/); European Council, Policies, Long-term EU budget 2021-2027 and recovery package (https://www.consilium.europa.eu/en/policies/the-eu-budget/long-term-eu-budget-2021-2027/); Publications Office of the European Union, The EU’s 2021-2027 long-term budget and NextGenerationEU, Facts and Figures (https://op.europa.eu/en/publication-detail/-/publication/d3e77637-a963-11eb-9585-01aa75ed71a1/language-en); European Commission, Strategy and policy, Recovery Plan for Europe, accessed on March 24, 2023 (https://ec.europa.eu/info/strategy/recovery-plan-europe_en); European Commission, Business, Economy, Euro, Economic recovery, Recovery and Resilience Facility, accessed on March 24, 2023 (https://ec.europa.eu/info/business-economy-euro/recovery-coronavirus/recovery-and-resilience-facility_en); European Commission, Communication from the Commission to the European Parliament and the Council, Recovery and Resilience Facility: Two years on A unique instrument at the heart of the EU’s green and digital transformation, February 21, 2023 (https://commission.europa.eu/system/files/2023-02/COM_2023_99_1_EN.pdf); Council of the EU, EU recovery plan: Council adopts REPowerEU, press release of February 21, 2023 (https://www.consilium.europa.eu/en/press/press-releases/2023/02/21/eu-recovery-plan-council-adopts-repowereu/); European Parliament, MEPs adopt EU budget 2023: focus on Ukraine, energy and recovery, press release of November 23, 2022 (https://www.europarl.europa.eu/news/de/press-room/20221118IPR55709/meps-adopt-eu-budget-2023-focus-on-ukraine-energy-and-recovery); Official Journal of the European Union, DEFINITIVE ADOPTION (EU, Euratom) 2023/278 of the European Union’s general budget for the financial year 2023, February 23, 2023 (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L:2023:058:FULL&from=EN); Council of the European Union, Green light from all member states for EU recovery spending, press release of May 31, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2021/05/31/green-light-from-all-member-states-for-eu-recovery-spending/); European Commission, Half-yearly report on the implementation of borrowing, debt management and related lending operations pursuant to Article 12 of Commission Implementing Decision C(2022)9700, February 22, 2023 (https://commission.europa.eu/system/files/2023-02/COM_2023_93_F1_REPORT_FROM_COMMISSION_EN.PDF).

Trade. The EU is responsible for trade matters with third-party countries. In the area of trade in goods, the EU has exclusive competence. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment, whereas in the case of portfolio investments, investment protection and investment dispute settlement, the competence is shared between the EU and the EU Member States. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide whether or not to approve it. Trade agreements regulating areas of mixed responsibility between the EU and the EU Member States can only be concluded after ratification by all EU Member States. As part of the EU’s response to Russia’s Invasion of Ukraine the EU has imposed comprehensive economic sanctions, including trade restrictions. For more information on the trade restrictions, see “Political Integration—EU Sanctions”.

Sources: European Commission, Home, EU trade relationships by country/region, Making trade policy (https://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, Fostering international trade and reducing barriers (https://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

EU Response to the Energy Crisis. Since the fall of 2022, and significantly exacerbated by Russia’s invasion of Ukraine, Europe has been facing an unprecedented energy crisis involving hikes in energy prices and disruptions to energy supply. In response, the EU Member States have been working together to ensure affordable and competitive energy for EU consumers, increase the EU’s energy security and preparedness in the event of emergencies, and strengthen the energy resilience and autonomy of EU Member States. To this end, EU Member States agreed on a temporary market correction mechanism that is intended to limit episodes of extraordinarily high gas prices in the EU and thus reduce the impact of price hikes on EU citizens and the EU economy. A price ceiling for natural gas transactions is to be applied when and if natural gas prices reach exceptional levels. The mechanism entered into force on February 15, 2023 and can be deactivated or suspended following pre-defined rules. Furthermore, EU Member States in December 2022 adopted measures to improve solidarity across the EU and to better coordinate joint purchasing of natural gas on global markets. In October 2022, in order to assist citizens and businesses most affected by the energy crisis, the EU Member States had adopted an emergency regulation, which included emergency measures to reduce electricity use, to cap revenues of electricity producers and to secure a solidarity contribution from fossil fuel businesses. In June 2022, the EU Council had adopted the gas storage regulation. The regulation provides that underground gas storage on EU member states’ territory had to be filled to at least 80% of their capacity before the winter of 2022/2023 and to 90% before the following winter periods. In early 2022, the heads of state or government of the EU Member States had already jointly decided to phase out the EU’s dependency on Russian fossil fuels. In this context, the EU Commission initiated the REPower EU plan discussed above under “—The EU Budget and the EU Recovery Instrument” and put in place the Temporary Crisis and Transition Framework discussed above under “—State Aid”.

Source: European Council/Council of the European Union, Policies, Energy prices and security of supply, last reviewed on March 24, 2023

(https://www.consilium.europa.eu/en/policies/energy-prices-and-security-of-supply/).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating member states on December 31, 1998, and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve member states forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia, Lithuania and Croatia subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those EU Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Principles, countries, history, Principles and values, Founding agreements, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, About, History, Economic and Monetary Union (EMU)

(https://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, The euro, Our money (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the EU Member States established the Stability and Growth Pact (“SGP”) in 1997. Every April, EU Member States are required to lay out their fiscal plans for the year based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while EU Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

The preventive arm of the SGP binds EU Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of GDP) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all EU Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the EU Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, EU Member States are allowed to depart from the budgetary requirements that would normally apply provided that this does not endanger fiscal sustainability in the medium-term. When applied in the case of a severe economic downturn for the euro area or the EU as a whole this rule is referred to as the “general escape clause.”

Upon proposal of the European Commission, the “general escape clause” under the SGP was activated in March 2020 as part of the EU’s response to the COVID-19 pandemic. The use of the clause has allowed EU Member States to deal adequately with the effects of the pandemic and has provided them with the required flexibility to take the measures necessary to support their health and civil protection systems and to protect European economies. In May 2022, the European Commission concluded that high uncertainty and downside risks to economic activity from Russia’s invasion of Ukraine warranted the extension of the general escape clause of the Stability and Growth Pact through 2023. According to the European Commission’s fiscal policy guidance for 2024, the general escape clause will be deactivated at the end of 2023. At the same time, the EU is working towards a reform of its economic governance framework. Discussions based on the Commission’s guidance presented in November 2022 are ongoing, with legislative proposals expected to be issued in the first half of 2023. See also “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt.”

Sources: European Commission, Economy and Finance, Economic and fiscal governance (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, Stability and convergence programmes (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, The preventive arm (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/preventive-arm_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, The corrective arm / Excessive Deficit Procedure (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/corrective-arm-excessive-deficit-procedure_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 and page 44 (https://economy-finance.ec.europa.eu/system/files/2019-04/ip101_en.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, 2022 European Semester - Spring Package, Communication from the Commission of May 5, 2022 (https://commission.europa.eu/system/files/2022-05/2022_european_semester_spring_package_communication_en.pdf); European Commission, Fiscal policy guidance for 2024: Promoting debt sustainability and sustainable and inclusive growth , press release of March 3, 2023 (https://ec.europa.eu/commission/presscorner/detail/%20en/ip_23_1410).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and the EU Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to provide preventive recommendations to the respective EU Member State at an early stage. In cases of an EU Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the EU Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime within the corrective arm comprises the option to decide upon financial sanctions for Euro Area Member States, including fines of up to 0.1% of such Euro Area Member State’s GDP, if a Euro Area Member State repeatedly does not comply with its obligations.

In the 2022 surveillance cycle, twelve EU Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these twelve EU Member States, seven were found to be experiencing macroeconomic imbalances, including Germany, and three excessive imbalances. According to the European Commission’s assessment, a further in-depth review for Germany is warranted to examine the persistence of imbalances or their unwinding in 2023 (see “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure”).

Sources: European Commission, Economy and Finance, Economic and fiscal governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Commission, Alert Mechanism Report 2023, (https://commission.europa.eu/system/files/2022-11/COM_2022_781_1_EN.pdf).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating EU Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating EU Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a limit of a structural deficit of 0.5% of such participating EU Member State’s GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014, at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (https://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (https://ec.europa.eu/commission/presscorner/detail/en/MEMO_15_6071).

Financial Assistance in the EU

EU countries experiencing or threatened by financing difficulties can request access to several financial assistance mechanisms. The main ones are described below.

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of March 2023, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 173 billion. Debt securities issued by the EFSF to finance these loans are backed by irrevocable and unconditional guarantees and over-guarantees (up to 165%) extended by the Euro Area Member States. The Federal Republic accounts for approximately 29% of the guarantees according to the contribution key. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Economy and Finance, EU financial assistance, How is financial assistance provided? (https://economy-finance.ec.europa.eu/eu-financial-assistance/how-financial-assistance-provided_en); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Financial Stabilisation Mechanism (EFSM) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-financial-stabilisation-mechanism-efsm_en); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Financial Stability Facility (EFSF) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-financial-stability-facility-efsf_en); European Stability Mechanism, Financial Assistance, Programme database, Programme Overview (https://www.esm.europa.eu/financial-assistance/programme-database/programme-overview); European Financial Stability Facility, Financial Statements, Management Report and Independent Auditor’s Report 2021 (https://www.esm.europa.eu/system/files/document/2022-06/EFSF_Financial%20Statements_31.12.21.pdf); European Stability Mechanism, Explainers, Guarantees by EFSF Countries (https://www.esm.europa.eu/about-us/explainers#guarantees-by-efsf-countries).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance, subject to certain conditions, to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 708.5 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 627.5 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Euro Area Member State to the chairperson of the ESM’s board of governors and is provided subject to strict conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support as well as the monitoring and surveillance procedures established to ensure the Euro Area Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2023, the ESM had loans in an aggregate principal amount of approximately EUR 86 billion outstanding to Spain, Cyprus and Greece.

Sources: European Stability Mechanism, Who we are, History (https://www.esm.europa.eu/about-us/history); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Stability Mechanism (ESM) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-stability-mechanism-esm_en); European Stability Mechanism, Who we are (https://www.esm.europa.eu/about-us#headline-who_we_are); European Stability Mechanism, Explainers, The ESM, Capital Structure (https://www.esm.europa.eu/about-us/explainers#capital-structure); European Stability Mechnanism, Explainers, The ESM, Basic information (https://www.esm.europa.eu/about-us/explainers#basic-information); European Stability Mechanism, Financial Assistance, Financial assistance instruments, Lending toolkit

(https://www.esm.europa.eu/financial-assistance/lending-toolkit); European Stability Mechanism, Explainers, Lending, Policy conditions attached to loans (https://www.esm.europa.eu/about-us/explainers#are-policy-conditions-always-tied-to-esm-loans-); European Stability Mechanism, Explainers, The ESM, ESM decision making

(https://www.esm.europa.eu/about-us/explainers#esm-decision-making); European Stability Mechanism, Financial Assistance, Programme database, Programme Overview (https://www.esm.europa.eu/financial-assistance/programme-database/programme-overview).

On January 27 and February 8, 2021, the Euro Area Member States signed an agreement amending the treaty establishing the ESM. The reform establishes a common backstop to the Single Resolution Fund (“SRF”) in the form of a credit line from the ESM to replace the direct recapitalization instrument for financial institutions, providing a financial safety net for bank resolutions in the European banking union (the “Banking Union”), which will help to protect financial stability (see “—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union” for more information on the Banking Union and the SRF). The maximum amount of ESM loans to the SRF is set at EUR 68 billion. The credit line may only be used as a last resort and to the extent that it is fiscally neutral in the medium term, i.e., it is repaid through ex-post contributions by banks over a period of three to five years. Moreover, the revised ESM Treaty envisages the introduction of single-limb collective action clauses for bonds with maturities of more than a year issued by governments of Euro Area Member States, which, if required, would facilitate orderly and predictable sovereign debt restructuring by allowing certain cross-series modifications to the terms of bonds provided the issuer consents and there is an affirmative vote or written resolution of the holders of not less than 66 2⁄3% of the aggregate principal amount of the outstanding debt securities of all relevant series (taken in the aggregate). Furthermore, the reformed ESM Treaty enables the ESM to have a stronger role in future economic adjustment programs and crisis prevention. The reform clarified that ESM precautionary instruments provide support to Euro Area Member States with sound fundamentals that could be affected by an adverse shock beyond their control in order to safeguard the financial stability of the euro area as a whole. The eligibility criteria for granting a precautionary credit line were tightened accordingly. If a Euro Area Member State meets certain quantitative benchmarks and complies with qualitative conditions related to EU surveillance, it is eligible to request a precautionary credit line based on a letter of understanding. Access to the credit line shall be discontinued, however, if the Beneficiary Member State (“BMS”) no longer respects the eligibility criteria. If the non-compliant BMS has drawn funds from the credit line, an additional margin will be imposed. The reformed ESM Treaty will come into force once it has been ratified by the parliaments of all Euro Area Member States.

Sources: ESM, About us, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); ESM, About esm, ESM Treaty Reform - Explainer

(https://www.esm.europa.eu/about-esm/esm-treaty-reform-explainer#ui-id-5); European Union, Economic and Financial Committee, Collective Action Clauses in the Euro area, “Single-limb” CAC (https://europa.eu/efc/efc-sub-committee-eu-sovereign-debt-markets/collective-action-clauses-euro-area_de); Terms of Reference of the 2022 CAC

(https://europa.eu/efc/system/files/2021-04/EA%20Model%20CAC%20-%20Draft%20Terms%20of%20Reference.pdf); Council of the European Union, Infographic - Reform of the European Stability Mechanism (ESM) (https://www.consilium.europa.eu/en/infographics/reform-of-the-european-stability-mechanism-esm/); Council of the EU, Documents&Publications, Agreement Amending the Treaty Establishing the European Stability Mechanism (ESM) (https://www.consilium.europa.eu/en/documents-publications/treaties-agreements/agreement/?id=2019035&DocLanguage=en).

European Instrument for Temporary Support to Mitigate Unemployment Risks in an Emergency. As part of the EU’s economic policy response to the COVID-19 pandemic the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”) was implemented by the Council of the EU in May 2020. Until the end of 2022, SURE provided for financial assistance of EUR 98.4 billion in the form of loans from the EU, underpinned by a system of voluntary guarantees by EU Member States, to 19 EU Member States. To finance SURE, the European Commission has been issuing social bonds since October 2020, with an aggregate principal amount of EUR 98.4 billion issued as of December 7, 2022.

Source: European Commission, Economy and Finance, EU financial assistance, SURE, accessed on March 23, 2021 (https://economy-finance.ec.europa.eu/eu-financial-assistance/sure_en).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for EU Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, Sets of indicators, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/sets-of-indicators/sdds-plus/sdds-plus-795798).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place.

Key Economic Figures

The German economy is one of the world’s largest economies, with an annual GDP of EUR 3,867.05 billion in 2022. After a COVID-19 pandemic-induced decrease of 3.7% in 2020, the price-adjusted GDP increased by 2.6% in 2021 and 1.8% in 2022. Thus the German economy managed to recover from the sharp decline experienced during the first year of the pandemic and price-adjusted GDP in 2022 was 0.6% higher than in 2019, the year before the start of the COVID-19 pandemic. Compared to the level of 1991, which represents the first full year after German reunification on October 3, 1990, the price-adjusted GDP increased by 47.0%. The growth in GDP since 1991 has been largely driven by productivity gains, as the price-adjusted GDP per employee has risen by 25.4% since 1991. In calculating the price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2022, the GDP per capita at current prices was EUR 46,149 while the GDP per person employed at current prices was EUR 84,860.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2022, services accounted for 69.3% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 17.0% in 2022, compared to 16.1% in 1991, and “public services, education, health,” accounting for 18.8% of gross value added in 2022, compared to 15.9% in 1991. The production sector (excluding construction) generated 23.5% of gross value added compared to 30.8% in 1991. Construction contributed 6.0% to gross value added in 2022, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 1.2% of gross value added in 2022, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.2.1.

In 2022, private final consumption expenditure totaled 51.2% of GDP in current prices, gross capital formation amounted to 24.8% and government final consumption expenditure equaled 21.9%. Exports and imports of goods and services accounted for 50.3% and 48.3% of GDP at current prices, respectively. Germany’s trade surplus has decreased substantially because of the deterioration of terms of trade as a result of Russia’s invasion of Ukraine. In 2022 the trade balance (according to national accounts) showed a surplus equal to 2.1% of GDP (2021: 5.3% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.3.1.

In the spring of 2022, virtually all COVID-19 protection measures were lifted. This contributed to the recovery of the German economy. However, Russia’s invasion of Ukraine at the end of February and the subsequent extreme rise in energy prices dampened economic activity. Lasting supply bottlenecks further complicated the situation. As a result, Germany’s real GDP declined at the end of the year. Overall, the annual price-adjusted GDP in 2022 was 1.8% higher than in 2021. The GDP adjusted for both price and calendar effects increased by 1.9%. Household final consumption expenditure increased by a price-adjusted 4.3% year on year. Exports increased by 2.9%, while imports rose by 6.0%, all on a price-adjusted basis. The growth contribution of net exports was -1.2 percentage points. Gross fixed capital formation increased by 0.4%, in price-adjusted terms. Government final consumption expenditure increased by 1.2% on a price-adjusted basis.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Tables 2.1.1 and 2.3.2.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) decreased from 5.7% in 2021 to 5.3% in 2022. Based on the internationally comparable method of calculation promulgated by the International Labour

Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 3.3% in 2021 to 2.8% in 2022. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage change in the national consumer price index (“CPI”) increased to 6.9% in 2022, compared to 3.1% in 2021. General government gross debt stood at EUR 2,563.1 billion at year-end 2022, compared to EUR 2,494.6 billion at year-end 2021.

Sources: Bundesagentur für Arbeit, Statistik der Bundesagentur für Arbeit, Arbeitslosigkeit im Zeitverlauf, Datenstand: Dezember 2022

(https://statistik.arbeitsagentur.de/Statistikdaten/Detail/Aktuell/iiia4/laender-heft/laender-heft-dl-0-xlsx.xlsx?__blob=publicationFile&v=5); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.1.10 and 2.1.13; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2022	2021	2020	2019	2018

	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,867.1	3,601.8	3,405.4	3,473.3	3,365.5
(change from previous year in %)	7.4	5.8	-2.0	3.2	3.0
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	107.8	105.9	103.2	107.1	106.0
(change from previous year in %)	1.8	2.6	-3.7	1.1	1.0
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	107.6	105.6	103.0	107.3	106.2
(change from previous year in %)	1.9	2.6	-4.1	1.1	1.0
Unemployment rate (ILO definition) (in %) (1)	2.8	3.3	3.3	2.8	3.0
Inflation (year-to-year change in the consumer price index (CPI) in %)	6.9	3.1	0.5	1.4	1.8
Balance of payments - current account	162.3	278.7	240.2	283.8	267.6
General government gross debt (2)	2,563.1	2,494.6	2,399.9	2,068.8	2,083.4

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2022 (February 2023), Tables 1.1 and 1.11; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.1.10; Deutsche Bundesbank, Balance of payments statistics 13-04-2023, Table I. Major items of the balance of payments

(https://www.bundesbank.de/resource/blob/810958/9eecffe025b012f92636bdf4e196cf05/mL/i-wichtige-posten-data.pdf); Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

The Germany economy proved robust against the economic consequences of Russia’s invasion of Ukraine in 2022 with a price-adjusted GDP growth of 1.8 % overall. Nevertheless, economic activity suffered a setback at the end of 2022 due to high inflation and its dampening effect on private consumption. In 2023, economic activity is expected to pick up again over the course of the year with inflation rates successively declining, shortages of materials further abating and the global economy gaining some momentum. In its forecast published on April 26, 2023, the Federal Government projects German price-adjusted GDP to rise by 0.4% overall in 2023. The expansion is expected to continue in 2024 with a real GDP growth rate of 1.6%.

The German inflation rate was markedly elevated in 2022 with 6.9% on average (based on the consumer price index) in particular due to strong increases in energy prices. The Federal Government expects the inflation rate to decrease over the course of 2023 as price pressure from producer and import prices is projected to abate. Nevertheless, with 5.9% on average the inflation rate is still expected to be elevated with major contributions from core inflation and food price inflation. For 2024, a decrease of the inflation rate to 2.7% is expected. Given still high inflation rates and previous losses in real disposable income, private consumption is expected to stagnate in 2023 (-0.1%). For 2024, a recovery of private consumption is expected with lower inflation and rising real incomes (+2.1%). Total gross fixed capital formation is expected to decline by 1.0% in 2023 and increase by 1.3% in 2024. While investment in machinery and equipment is expected to increase by 2.4% in 2023 and by 3.6% in 2024 on the back of the comparatively high order backlog in manufacturing, investment in construction is expected to decline by 4.1% in 2023 and by 0.5% in 2024. The costruction sector is particularly affected by markedly higher interest rates for real estate loans and higher prices for building materials. Imports are expected to increase only slightly by 0.6% in 2023, given subdued domestic demand, and accelerate in 2024 (+3.5%). With the easing of supply bottlenecks in manufacturing, exports are expected to grow more strongly than imports in 2023 (+1.3%) and to gain further momentum in 2024 (+3.3%). The current account surplus declined markedly to 4.3% of GDP in 2022 due to the primarily energy-price driven deterioration of the terms of trade. Given the decrease in energy prices since their highs in 2022, the current account surplus is expected to increase again to 5.5% of GDP in both 2023 and 2024 – still noticeably below its pre-war level.

The labor market is expected to continue its robust development. The use of short-time work schemes (Kurzarbeit) is not expected to play a significant role in 2023 and 2024. Employment is expected to increase further, although the rise is assumed to be slowed down by demographic change. According to the Federal Government’s forecast, employment will rise by 0.8% in 2023 and by 0.2% in 2024. The unemployment rate (national definition) increased over the course of 2022 due to the registrations of refugeees from Ukraine seeking work. In 2023 and 2024, it is expected to decline again to 5.4% and 5.2%, respectively.

Source: Bundesministerium für Wirtschaft und Klimaschutz, Eckwerte der Frühjahrsprojektion 2023, April 26, 2023

(https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/fruehjahrsprojektion-2023.pdf?__blob=publicationFile&v=6).

General Economic Policy

Economic policy in 2022 was shaped by the challenges posed by Russia’s invasion of Ukraine and the resulting energy crisis. In recent years, the energy supply of large parts of Europe has been dependent to a considerable extent on the imports of fossil fuels from Russia. Germany was among the countries with the highest dependence. In 2021, Germany obtained 55 percent of the natural gas it consumed domestically from Russia. Half of its demand for hard coal and one-third of its demand for crude oil was covered by imports from Russia. In January 2023 – less than a year after the start of Russia’s invasion of Ukraine – Germany managed to meet its energy demands without almost any Russian energy imports. In retrospect, despite the tense situation in the summer and fall of 2022, sufficient supply of natural gas and electricity was never acutely threatened due to government action, entrepreneurial flexibility and the energy conservation efforts of private households.

The Federal Government responded to the short-term challenges with various measures. To immediately stabilize the supply of gas and oil, key energy suppliers were placed under trusteeship and provided with debt and equity capital. This applied in particular to the companies Uniper SE and Securing Energy for Europe GmbH (“SEFE”), previously known as Gazprom Germania, whose insolvency as a result of the loss of Russian gas supplies would have had far-reaching consequences for the European gas markets and are now almost entirely owned by the Federal Government. The filling of gas storage facilities based on clear government requirements also plays a significant role in the continued security of supply in Germany and Europe. For information on KfW’s involvement with these measures under special mandates by the Federal Government, see “KfW—Business—Domestic Promotional Business—KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine.”

To stabilize the economy during the crisis and cushion undesirable distributional effects, the Federal Government launched broad-based relief packages last year. The three relief packages aim to help companies and private households adjust to the increased price levels by providing more than EUR 95 billion in support. In addition, a comprehensive economic defense shield (wirtschaftlicher Abwehrschirm) is intended to cushion rising energy costs and the most severe economic consequences for private households and companies. To this end, the Federal Government is providing extensive funding of up to EUR 200 billion via the reactivation and realignment of the Economic Stabilization Fund (ESF). The defense shield measures are designed to largely preserve incentives to save energy. The gas and heat price brakes, which began to take effect in January 2023, aim to provide private households as well as small and medium-sized enterprises with economic security. Alongside the gas and heat price brakes, the electricity price brake is a second key instrument used to temporarily cushion high burdens related to price increases for energy. In addition, the Federal Government adopted the Inflation Compensation Act (Inflationsausgleichsgesetz), which seeks to dampen the effects of increased inflation, among others, by mitigating bracket creep (kalte Progression) of personal tax rates and by increasing child benefits.

Governmental measures to address the distributional effects of high inflation, among others, include: An increase in the general minimum wage to EUR 12 per hour, which has provided substantial improvement to around 6.2 million employees since October 1, 2022, and is helping to reduce wage inequality; an expansion of housing benefits; an increase in transfers through the new so-called citizen’s income (Bürgergeld); and a permanent introduction of a discounted Germany wide ticket for local public transport, among other measures.

Inflation in Germany in 2022 was mainly attributable to supply-side shortages. In addition to the loss of Russian energy supplies and the associated replacement costs, supply bottlenecks resulting from the COVID-19 pandemic continued to contribute to price dynamics, albeit to a lesser extent. The Federal Government is therefore focusing its economic and fiscal policy for 2023 primarily on the medium- and long-term challenges facing the German economy and is aiming for a differentiated supply-side policy agenda. To modernize Germany, the Federal Government intends to further improve the framework conditions for start-ups, investment and innovation, by fundamentally increasing the availability of private capital for investment and further facilitating young companies’ and start-ups’ access to venture capital. The Federal Government also intends to reduce bureaucracy and render governmental administration more agile and digital. Against the background of Germany’s initial situation in terms of energy policy, the Federal Government believes that maintaining Germany’s competitiveness as an industrial location in 2023 is of particular importance.

The Federal Government’s supply side policy aims to follow the requirements of a transformation towards carbon-neutral prosperity and not to stand in the way of the preservation of biodiversity. Accordingly, the Federal Government pursues a targeted supply policy by means of both market-based instruments and specific regulatory frameworks. Recognizing climate protection as a fundamental global challenge, 197 states at the World Climate Conference in Paris in 2015, including Germany, committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. At the national level, the Federal Climate Protection Act (Bundes-Klimaschutzgesetz, KSG) provides the central legal framework for climate protection policy in Germany. In terms of greenhouse gas reduction targets, the KSG prescribes a reduction target of at least 65% for 2030 compared to 1990 levels, an interim reduction target of at least 88% for 2040 and greenhouse gas neutrality by 2045; after 2050, negative emissions are to be achieved across all sectors. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest.

To avert the risk of stagflation, i.e., the simultaneous appearance in the economy of slow growth, high unemployment, and rising prices, a rapid expansion in the supply of energy is required. The Federal Government has significantly improved the conditions for an accelerated expansion of renewable energies. For example, in the case of solar energy and onshore wind, larger and more binding land use designations have been implemented and measures to accelerate grid expansion were taken. Furthermore, the Federal Government has been able to largely replace fossil energy imports from Russia in a timely manner – for example, through the consistent expansion of the LNG infrastructure, new supply relationships and the temporary use of existing coal-fired and nuclear power plants. In addition, numerous investment obstacles to the accelerated expansion of renewable energies have been removed with two legislative packages, among other things. The Federal Government believes that private-sector investment in new technologies is of central importance to achieve increasingly decarbonized production and thus aims to support such investments by providing an adequate framework and targeted support measures, such as carbon contracts, which intend to offset the additional costs of climate-friendly production processes compared with conventional processes for companies from energy intensive industries, and measures to ramp up hydrogen markets.

The events of 2022 have underscored the need for the EU and its Member States to adjust their economic and financial policies to geopolitical developments and to prevent risks arising from economic dependencies. The Federal Government, together with other Member States, has been working for years to strengthen EU-wide technological sovereignty. For example, several important projects in the common European interest have been launched to strengthen individual key technologies. Within the framework of the European Chips Act, the Federal Government is now laying an important foundation for expanding research and development as well as production capacities in semiconductor technologies in Germany. In view of the need to strengthen the resilience of the German and European economy, particularly through the diversification of supply chains, the Federal Government is also setting new priorities in its trade policy, including with respect to efforts to reform the WTO, the entry into, or negotiation of, EU trade agreements with high socio-ecological standards, or in investment protection.

The German labor market is proving to be resilient even in the wake of the current energy crisis. Never before have more people been employed in Germany than in 2022, but skilled workers are increasingly in short supply. The Federal Government’s goal is therefore to secure and expand the skilled labor base in Germany. To this end, the Federal Government has adopted a skilled labor strategy and a set of comprehensive measures to increase skilled labor immigration from third countries.

Demographic and technological changes require the state to modernize and digitize its organization and processes. Key measures in the Federal Government’s digital strategy include accelerating the roll-out of high-performance fiber-optic and mobile communication infrastructures, the widespread availability and use of data and data tools and the use of digital identities and networked registers.

The sustainability of the Federal Government’s public finances remains crucial to Germany’s prospects. In the 2023 federal budget and the 2026 financial plan adopted by the Federal Government, the constitutional “debt brake” rule is expected to be met again after three exceptional years, despite high public investment and extensive crisis management measures. At the same time, significant financial resources are available through special funds, many of which are earmarked for investments in the future. With the establishment of the Climate and Transformation Fund, the Federal Government has placed the financing of important tasks in this area on a predictable foundation. At the same time, the Federal Government is committing EUR 100 billion to strengthen defense capabilities, while the realigned ESF is being employed to finance measures to cushion the impact of the energy crisis.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “—Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.”

Sources: Bundesministerium für Wirtschaft und Klima, Jahreswirtschaftsbericht 2022

(https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2022.pdf?__blob=publicationFile&v=18); Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2023

(https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2023.pdf?__blob=publicationFile&v=10).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2022	2021	2020	2019	2018	2022	2021	2020	2019

	(EUR in billions)					(change in %)
Domestic uses	3,787.5	3,410.2	3,213.8	3,276.9	3,160.2	11.1	6.1	-1.9	3.7
Final private consumption	1,978.9	1,773.8	1,713.5	1,805.5	1,753.4	11.6	3.5	-5.1	3.0
Final government consumption	848.4	797.5	748.0	703.2	669.1	6.4	6.6	6.4	5.1
Gross fixed capital formation	872.3	783.8	736.1	742.4	708.9	11.3	6.5	-0.8	4.7
Machinery and equipment	253.7	229.4	217.5	241.2	235.5	10.6	5.5	-9.8	2.4
Construction	474.6	416.7	384.8	363.5	345.5	13.9	8.3	5.9	5.2
Other products	144.0	137.7	133.8	137.7	127.9	4.6	2.9	-2.8	7.6
Changes in inventories (1)	87.9	55.1	16.1	25.9	28.8	—	—	—	—
Net exports (1)	79.5	191.6	191.7	196.4	205.2	—	—	—	—
Exports	1,946.6	1,693.9	1,464.8	1,621.0	1,592.2	14.9	15.6	-9.6	1.8
Imports	1,867.1	1,502.4	1,273.1	1,424.6	1,386.9	24.3	18.0	-10.6	2.7

Gross domestic product	3,867.1	3,601.8	3,405.4	3,473.3	3,365.5	7.4	5.8	-2.0	3.2

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2022	2021	2020	2019	2018	2022	2021	2020	2019

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,498.5	3,258.6	3,088.0	3,129.7	3,032.7	7.4	5.5	-1.3	3.2
Agriculture, forestry and fishing	42.9	30.6	25.6	26.9	23.2	40.0	19.6	-4.9	16.2
Production sector (excluding construction)	820.5	783.2	739.2	781.9	770.9	4.8	5.9	-5.5	1.4
Construction	211.1	179.8	167.3	154.3	148.0	17.4	7.5	8.4	4.2
Trade, transport, accommodation and food services	596.5	516.8	479.0	501.7	483.1	15.4	7.9	-4.5	3.9
Information and communication	169.6	163.8	154.7	152.5	145.9	3.5	5.9	1.4	4.5
Financial and insurance services	124.8	123.2	123.5	121.9	118.5	1.3	-0.3	1.3	2.9
Real estate activities	350.0	342.0	332.6	327.2	319.3	2.3	2.8	1.7	2.5
Business services	402.1	376.4	350.1	359.6	353.8	6.8	7.5	-2.7	1.6
Public services, education, health	656.2	628.4	604.6	583.3	554.5	4.4	3.9	3.6	5.2
Other services	124.8	114.4	111.3	120.3	115.4	9.1	2.8	-7.5	4.2
Taxes on products offset against subsidies on products	368.6	343.2	317.5	343.5	332.7	7.4	8.1	-7.6	3.3

Gross domestic product	3,867.1	3,601.8	3,405.4	3,473.3	3,365.5	7.4	5.8	-2.0	3.2

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the territory of the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2022, the production sector’s aggregate contribution to gross value added at current prices was 23.5% (excluding construction) and 29.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) stagnated year-on-year in 2022.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2023), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Tables 2.2.1 and 2.2.2.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2015 = 100)

	2022	2021	2020	2019
Production sector, total	97.8	98.4	95.0	102.9
Industry (2)	96.2	96.6	92.2	102.2
of which:
Intermediate goods (3)	99.5	102.7	94.9	101.8
Capital goods (4)	92.1	90.5	88.2	102.6
Durable goods (5)	105.7	103.6	97.6	106.2
Nondurable goods (6)	99.6	99.1	97.2	101.0
Energy (7)	85.1	87.1	84.4	90.4
Construction (8)	112.6	114.3	116.1	112.7

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2023, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2022, the services sector’s aggregate contribution to gross value added at current prices was 69.3%, compared to 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.8% in 2022 after 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.2.1.

Employment and Labor

As economic output increased in 2022, labor market conditions improved further. In 2022, the average unemployment rate according to the national definition was 5.3%, compared to 5.7% in 2021. Under the ILO definition, the average unemployment rate was 2.8% in 2022 compared to 3.3% in 2021. The number of persons resident in Germany who were either employed or self-employed was 45.4 million in 2022 compared to 44.9 million in 2021.

Sources: Bundesagentur für Arbeit, Arbeitslosigkeit im Zeitverlauf: Entwicklung der Arbeitslosenquote (Strukturmerkmale), April 2023, Table 2.1.1

(https://statistik.arbeitsagentur.de/SiteGlobals/Forms/Suche/Einzelheftsuche_Formular.html?nn=1610104&topic_f=alo-zeitreihe-dwo); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (February 2023), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. The ILO definition and the national definition of unemployment differ in various ways. Further, the national definition of unemployment is applied to administrative data whereas unemployment according to the ILO is measured using surveys.

EMPLOYMENT AND UNEMPLOYMENT

	2022	2021	2020	2019	2018
Employed (in thousands)–ILO definition	45,431	44,866	44,821	45,133	44,727
Unemployed (in thousands)–ILO definition (1)	1,328	1,536	1,551	1,280	1,367
Unemployment rate (in %)–ILO definition	2.8	3.3	3.3	2.8	3.0
Unemployed (in thousands)–national definition (2)	2,418	2,613	2,695	2,267	2,340
Unemployment rate (in %)–national definition (3)	5.3	5.7	5.9	5.0	5.2

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und das Jahr 2022, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2022.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	2022
(Age in years)	Total	Men	Women
15 to 19	28.1	30.3	25.8
20 to 24	69.5	71.3	67.5
25 to 29	81.1	84.7	77.9
30 to 34	84.2	89.7	78.4
35 to 39	85.2	90.9	79.3
40 to 44	86.5	90.9	82.1
45 to 49	87.3	90.6	84.2
50 to 54	86.4	89.8	83.6
55 to 59	82.3	86.1	78.6
60 to 64	63.3	67.4	59.3
65 to 69	19.1	22.6	15.8
15 to 64	76.9	80.6	73.1
65 and older	8.4	11.1	6.2

Total	59.8	64.8	54.9

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter, Ergebnis des Mikrozensus 2022 (https://www.destatis.de/DE/Themen/Arbeit/Arbeitsmarkt/Erwerbstaetigkeit/Tabellen/erwerbstaetige-erwerbstaetigenquote.html).

The following table presents data with respect to the structure of employment by economic sector for 2022 and 2012.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2022	2012

	(percent of total)
Agriculture, forestry and fishing	1.2	1.5
Production sector (excluding construction)	17.8	19.0
of which: manufacturing	16.4	17.6
Construction	5.8	5.7
Trade, transport, accommodation and food services	22.2	23.1
Information and communication	3.3	2.8
Financial and insurance services	2.4	2.9
Real estate activities	1.0	1.1
Business services	13.7	13.1
Public services, education, health	26.1	23.8
Other services	6.6	7.0

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2022	2021	2020	2019	2018
Gross wages and salaries per employee in EUR	39,985	38,188	36,962	37,005	35,925
Change from previous year in %	4.7	3.3	-0.1	3.0	3.2
Unit labor costs per hour worked Index (2015=100)	116.7	112.5	111.7	108.7	105.4
Change from previous year in %	3.8	0.7	2.8	3.1	3.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2022, approximately 5.6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant decline in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, Über uns, DGB Heute, Mitgliederzahlen 2022 (https://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2020-2029); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (https://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (https://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, kurz&knapp, Lexika, Handwörterbuch des politischen Systems, Tarifpolitik/Tarifautonomie (https://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work schemes (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory pension insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempt from mandatory participation in the statutory pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory pension insurance system by decreasing payments from the statutory pension insurance while encouraging insured persons to also sign up for designated privately funded or occupational pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2022, social security revenue, as shown in the national accounts, amounted to EUR 811.3 billion, and expenditure was EUR 804.7 billion. The social security budget thus incurred a surplus of EUR 6.7 billion in 2022, after a surplus of EUR 4.3 billion in 2021.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Sources: Bundesministerium der Gesundheit, Themen, Krankenversicherung, Finanzierung, Gesundheitsfonds (https://www.bundesgesundheitsministerium.de/gesundheitsfonds.html); European Commission, Employment, Social Affairs & Inclusion, Germany - Pensions and other old age benefits (https://ec.europa.eu/social/main.jsp?catId=1111&intPageId=4554&langId=en).

International Economic Relations

International economic relations are of major importance to the German economy. In 2022, exports and imports of goods and services amounted to 50.3% and 48.3% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly WTO and free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration—Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.3.1.

Because of the openness of the Federal Republic’s economy, German growth and employment depend particularly on open markets and foreign trade. Accordingly, the Federal Government supports efforts to reduce trade barriers. The strengthening of the multilateral trading system with the WTO at its center is a priority both for Germany and the EU. Bilaterally, the Federal Government and the European Commission champion ambitious, balanced and comprehensive free trade agreements in order to strengthen the international competitiveness of the European economy and thus growth and employment in Europe, while also contributing to sustainable development. An example of these agreements is the Comprehensive Economic and Trade Agreement (CETA) between the EU and Canada, which was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. Similarly, in February 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, Current free trade agreements

(https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/ongoing-negotiations-on-free-trade-agreements.html); Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda”

(https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (https://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); European Commission, EU trade relationships by country/region, Countries and Regions, Canada, EU-Canada agreement

(https://policy.trade.ec.europa.eu/eu-trade-relationships-country-and-region/countries-and-regions/canada/eu-canada-agreement_en); Bundesministerium für Wirtschaft und Energie, Free Trade Agreements, EU-Japan Free Trade Agreement

(https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2022, the current account surplus totaled EUR 162.3 billion, compared to EUR 278.7 billion in 2021, a decrease of EUR 116.4 billion. Thus, the current account surplus decreased by 3 1⁄2 percentage points to 4 1⁄4% of nominal GDP in 2022. The surplus in the trade in goods decreased, the surplus in the trade in services turned into a deficit and the surplus in primary income increased.

Source: Deutsche Bundesbank, Monatsbericht März 2023, Table XII.2, and Chapter Die deutsche Zahlungsbilanz für das Jahr 2022, p. 21.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 60 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2021. In 2022, price competitiveness improved by 2.1% compared to 2021, mainly due to the depreciation of the euro relative to several currencies, including the U.S. dollar, the Chinese yuan and the Swiss franc. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (38.4% in 2022).

In 2022, the euro depreciated against the U.S. dollar by 11.0% partly due to a comparatively larger increase in U.S. interest rates. The euro depreciated against the U.S. dollar until October 2022. Since then, the Euro has appreciated by 9.0% until February 2023 due to a surprisingly resilient economy in Europe and the prospects of further interest rate hikes by the ECB.

Source: Deutsche Bundesbank, Monatsbericht März 2023, Tables XII.3, XII.9 XII.11.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2022	2021	2020	2019	2018

	(EUR in millions)
Current account
Trade in goods (1)	111,887	194,388	191,031	219,548	221,983
Services (2)	-30,769	4,802	7,418	-13,553	-15,806
Primary income	150,017	138,545	96,014	128,602	112,389
Secondary income	-68,835	-59,046	-54,224	-50,747	-50,958

Total current account	162,300	278,689	240,239	283,849	267,609
Capital account (3)	-18,644	-1,179	-9,120	-3,705	914
Financial account
Net German investment abroad (increase: +)	320,200	819,754	724,008	270,041	408,427
Net foreign investment in Germany (increase: +)	100,381	571,203	532,536	69,729	165,538

Net financial account (net lending: + / net borrowing: -)	219,819	248,551	191,481	200,312	242,889
Net errors and omissions (4)	76,164	-28,959	-39,638	-79,832	-25,634

(1)	Including supplementary trade items.

(2)	Including the freight and insurance costs of foreign trade.

(3)	Including net acquisition/disposal of non-produced non-financial assets.

(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2023, Table I. Wichtige Posten der Zahlungsbilanz

(https://www.bundesbank.de/resource/blob/805258/8a20015437a2b74e29df58f1cfcc4bd9/mL/i-wichtige-posten-data.pdf); Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2023, Table IV. Kapitalbilanz 1. Übersicht a) Insgesamt (https://www.bundesbank.de/resource/blob/805274/4e758d080ea205b7f4ed1d4683563459/mL/iv-kapitalbilanz-data.pdf).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2022	2021	2020	2019	2018

	(EUR in millions)
Exports of goods	1,550,778	1,365,203	1,189,260	1,309,678	1,290,468
Imports of goods	1,438,891	1,170,815	998,229	1,090,130	1,068,485

Trade balance	111,887	194,388	191,031	219,548	221,983

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2023, Table I. Wichtige Posten der Zahlungsbilanz

(https://www.bundesbank.de/resource/blob/805258/8a20015437a2b74e29df58f1cfcc4bd9/mL/i-wichtige-posten-data.pdf).

In 2022 the Federal Republic’s principal export goods were motor vehicles, machinery of all kinds, pharmaceutical and chemical products. The principal import goods were mineral fuels, electronic products, machinery of all kinds and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 76% of its energy requirements, including 98% of its oil and 95% of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Statistischer Bericht Außenhandel - Dezember 2022 (February 2023), Tables 51000-05 and 51000-06 (https://www.destatis.de/DE/Themen/Wirtschaft/Aussenhandel/_inhalt.html#_j2teq2o56); Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2021 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2021.pdf;jsessionid=CB7D33642DFD8C41CDF89CA9AE06E9EF.internet961?__blob=publicationFile&v=4); Deutscher Bundestag, Abhängigkeit deutscher Unternehmen von Rohstoffimporten, 2022 (https://www.bundestag.de/resource/blob/922148/cb88309a1d91a8292826377880eab81b/WD-5-110-22-pdf-data.pdf).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP, on November 22, 2022, the European Commission published the Alert Mechanism Report 2023, which noted that Germany’s large current account surplus has recently decreased substantially, because of the deterioration of terms of trade driven by the adverse external shock of the Russian invasion of Ukraine. Moreover, the report states that core inflation and wage increases in Germany may facilitate euro area rebalancing. Yet, until early 2022, nominal house price growth in Germany has been among the highest in the EU, and house prices are estimated to be overvalued. In the previous round of the MIP, the Commission carried out an in-depth review and concluded that Germany was experiencing macroeconomic imbalances. In the current round of the MIP, the Commission will examine the persistence of imbalances or their unwinding in an in-depth review of Germany.

The Federal Government supports the European Commission in the implementation of the MIP. Together with its European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, the Federal Government points out that German foreign direct investments abroad increase the current account balance, as does the interest and capital income generated from past foreign direct investments. Furthermore, the current account surplus is the result of market-based decisions by companies and individuals that determine supply and demand. The German economy’s specialization in the export of capital goods also plays a key role in the high surplus. The Federal Government has taken a wide range of measures to strengthen domestic demand and increase public and private investment activity, which are expected to have an indirect dampening effect on the current account balance. These measures include the comprehensive stimulus packages which were adopted during the COVID-19 pandemic, including a “package for the future” of around EUR 50 billion for investments in the green and digital transformation, further projects by the Federal Government launched under the EU Recovery Instrument and the various energy crisis-related relief packages for companies and private households. While respecting the autonomy of collective bargaining, the Federal Government is also creating framework conditions for greater collective bargaining coverage and striving to improve the conditions for taking up employment. Furthermore, a one-off increase in the minimum wage from EUR 9.82 to EUR 12.00 was implemented in 2022. As noted by the European Commission, Germany’s current account surplus has decreased substantially by 3 1⁄2 percentage points to 4 1⁄4% of GDP in 2022, mainly due to much higher costs for energy imports since Russia’s invasion of Ukraine. Moreover, the planned increase in military spending is expected to generate both higher domestic and import demand. In addition, structural changes such as the significant investments in sustainable transformation, the aging of the population and the reorganization of supply chains are also likely to dampen the current account surplus in the medium and long term.

For general information on the MIP, see “—General—The European Union and European Integration—Monetary Integration—EU Economic Governance—Macroeconomic Imbalance Procedure.”

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2023, dated November 22, 2022

(https://commission.europa.eu/system/files/2022-11/COM_2022_781_1_EN.pdf); European Commission, Economy and fiscal governance, Macroeconomic imbalance procedure (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/macroeconomic-imbalance-procedure_en); Bundesrat, Drucksache 125/23, Unterrichtung durch die Bundesregierung, Nationales Reformprogramm 2023 (https://www.bundesrat.de/SharedDocs/drucksachen/2023/0101-0200/125-23.pdf?__blob=publicationFile&v=1); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (https://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2022 (1)
	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	2.5	0.7
Products of forestry	0.1	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.8	0.0
Crude petroleum and natural gas	8.8	0.6
Metal ores	0.8	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.2	4.5
Beverages	0.5	0.4
Tobacco products	0.2	0.2
Textiles	0.9	0.8
Wearing apparel	2.9	1.5
Leather and related products	1.2	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.7	0.7
Paper and paper products	1.2	1.6
Coke and refined petroleum products	2.4	1.7
Chemicals and chemical products	9.2	10.3
Basic pharmaceutical products and pharmaceutical preparations	5.5	7.7
Rubber and plastic products	2.7	3.5
Other non-metallic mineral products	0.9	1.2
Basic metals	6.3	5.1
Fabricated metal products, except machinery and equipment	2.7	3.2
Computer, electronic and optical products	9.9	8.4
Electrical equipment	6.8	6.9
Machinery and equipment not elsewhere classified	6.9	13.2
Motor vehicles, trailers and semi-trailers	8.8	15.5
Other transport equipment	2.3	2.9
Furniture	1.1	0.8
Energy	0.8	1.1
Other goods	9.0	6.3

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Statistischer Bericht Außenhandel – Dezember 2022 (February 2023), Tables 51000-05 and 51000-06

(https://www.destatis.de/DE/Themen/Wirtschaft/Aussenhandel/_inhalt.html#_j2teq2o56); calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2022	2021	2020

	(EUR in millions)
Exports to:
Total	1,575,739	1,379,346	1,206,928
of which:
United States	156,110	121,980	103,476
China (2)	106,859	103,564	95,840
France	116,012	102,741	90,910
The Netherlands	110,658	101,050	84,579
Italy	87,437	75,526	60,634
Austria	88,893	72,385	60,118
United Kingdom	73,808	65,002	67,086
Switzerland	70,605	60,638	56,265
Belgium/Luxembourg	69,531	58,080	48,824
New industrial countries and emerging markets of Asia (3)	63,265	55,295	50,590
Spain	48,887	43,932	37,618
Japan	20,512	18,245	17,396
Imports from:
Total	1,494,826	1,204,050	1,026,502
of which:
China (2)	191,348	142,964	117,373
The Netherlands	122,909	105,113	87,024
United States	91,738	72,316	67,694
Italy	72,360	65,389	53,906
France	69,618	61,921	56,364
New industrial countries and emerging markets of Asia (3)	70,240	55,441	48,222
Belgium/Luxembourg	66,337	55,726	39,584
Switzerland	55,254	49,247	45,556
Austria	57,665	47,492	40,454
Spain	37,388	34,180	31,281
United Kingdom	37,545	32,245	35,018
Japan	25,231	23,477	21,427

(1)

Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.

(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2023, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2020.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2020

	Outward (1)	Inward (2)

	(EUR in billions)
Total (3)	1,315.5	593.9
Selected countries and regions
European Union	444.6	379.1
of which: European Monetary Union	314.3	361.8
United Kingdom (4)	124.3	37.2
Switzerland	47.6	46.5
Russia	22.7	1.7
United States	352.5	51.2
Canada	18.8	1.6

	Outward (1)	Inward (2)

	(EUR in billions)
Central America	24.6	13.2
South America	29.1	2.0
Asia	192.7	45.1
of which: China	89.5	3.7
of which: India	18.6	0.5
of which: Japan	16.6	27.3
Australia	17.8	3.8
Africa	11.6	1.5
Selected economic sectors of investment object
Manufacturing	443.8	138.9
of which: Chemicals and chemical products	88.2	21.6
of which: Pharmaceutical products	34.1	19.3
of which: Machinery and equipment	44.7	16.9
of which: Motor vehicles, trailers and semi-trailers	101.8	3.3
Electricity, gas, steam and air conditioning supply	40.6	37.7
Wholesale and retail trade; repair of motor vehicles and motor cycles	223.1	59.7
Information and communication	54.6	38.2
Financial and insurance activities	301.6	207.0
Real estate activities	56.7	33.4
Professional, scientific and technical activities	87.8	41.9

(1)	German foreign direct investment abroad.

(2)	Foreign direct investment in Germany.

(3)	Primary and secondary direct investment (consolidated).

(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken, II. Bestandsangaben über Direktinvestitionen (nach dem Erweiterten Richtungsprinzip) (https://www.bundesbank.de/de/statistiken/aussenwirtschaft/direktinvestitionen/direktinvestitionsstatistiken-804078), Tables 1I.1.b, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of all EU Member States, while the Eurosystem consists only of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the EU Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks

(https://www.bundesbank.de/en/tasks).

Monetary Policy

Monetary Policy Instruments of the ESCB and the ECB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. In addition the ECB also provides forward guidance, i.e., it provides information about its future monetary policy intentions, based on its assessment of the outlook for price stability. In response to the global economic and financial crisis, the European sovereign debt crisis and the COVID-19 pandemic, the ESCB also employed certain non-standard policy instruments, such as asset purchase programs and longer-term refinancing operations.

Source: European Central Bank, Monetary Policy: The Eurosystem’s instruments

(https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB presented its revised monetary strategy in July 2021, its first revision since 2003. Its primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of 2%. The 2% target is symmetric. This means that the ECB considers negative and positive deviations from the target to be equally undesirable. When the economy is operating close to the lower bound on nominal interest rates, particularly forceful or persistent monetary policy action may be required to prevent negative deviations from the inflation target from becoming entrenched. The new strategy considers formerly unconventional measures such as asset purchasing programs to be part of its monetary tool kit for these purposes. The Governing Council of the ECB seeks to achieve price stability over the medium term. This allows for short-term deviations of inflation from its target, provides the necessary flexibility and makes it possible to take other considerations into account. The medium-term orientation indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two independent analyses: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary and financial developments (monetary and financial analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2022	2021	2020	2019	2018

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	8.7	3.2	0.4	1.4	1.9
Consumer price index (CPI) (1)	6.9	3.1	0.5	1.4	1.8
Index of producer prices of industrial products sold on the domestic market (2)	32.9	10.5	-1.0	1.1	2.6

(1)	Figures for all years up to and including 2020 currently not available due to changeover to the base year 2020.

(2)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr

(https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 2.1.10; Deutsche Bundesbank, Monatsbericht Dezember 2022, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2023, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2022	2021	2020	2019	2018
	(EUR in millions)
Gold	184,036	173,821	166,904	146,562	121,445
Special drawing rights	48,567	46,491	14,014	14,642	14,378
Foreign currency balances	34,404	32,649	30,066	32,039	31,796
Reserve position in the IMF	9,480	8,426	8,143	6,051	5,518

Total	276,488	261,387	219,127	199,295	173,138

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2023, Table XII.7.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (https://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2022, 2.1 Balance Sheet as at 31 December 2022 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2022~ee9329bf6f.en.html#toc14).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2022	2021	2020	2019	2018

	(EUR in billions)
Deutsche Bundesbank
Assets	1,617.1	1,592.8	1,429.2	1,161.0	1,210.0
of which: clearing accounts within ESCB (1)	1,269.1	1,260.7	1,136.0	895.2	966.2
Liabilities (2)	919.4	1,009.5	781.3	663.3	770.5

Net position	697.6	583.3	647.9	497.7	439.5
Banks
Loans to foreign banks	1,151.3	1,100.7	1,024.3	1,064.2	1,014.1
Loans to foreign non-banks	913.7	871.2	822.8	795.3	762.0
Loans from foreign banks	998.4	914.6	761.2	680.6	643.1
Loans from foreign non-banks	370.3	288.2	258.5	229.8	231.5

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2023, Tables IV.4 and XII.7.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Forty-First Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, as updated July 31, 2020

(https://www.imf.org/external/pubs/ft/sd/2021/41st_Sel_Dec_EN_Web_FINAL.pdf); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2022	2021	2020	2019	2018
U.S. dollars per euro	1.0530	1.1827	1.1422	1.1195	1.1810
Pound sterling per euro	0.85276	0.85960	0.88970	0.87777	0.88471
Japanese yen per euro	138.03	129.88	121.85	122.01	130.40
Swiss franc per euro	1.0047	1.0811	1.0705	1.1124	1.1550
Chinese yuan per euro	7.0788	7.6282	7.8747	7.7355	7.8081

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2023, Table XII.9.

Financial System

German Financial System

Overview. As of January 31, 2023, 1,384 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 10,651.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	241 commercial banks, with an aggregate balance sheet total of EUR 4,848.5 billion;

•	360 savings banks, with an aggregate balance sheet total of EUR 1,558.2 billion;

•

the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 970.8 billion;

•

18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,624.7 billion;

•	733 credit cooperatives, with an aggregate balance sheet total of EUR 1,164.4 billion;

•	8 mortgage banks, with an aggregate balance sheet total of EUR 224.9 billion;

•	18 building and loan associations, with an aggregate balance sheet total of EUR 260.0 billion; and

•

138 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 2,422.0 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2023, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanz-dienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank WestLB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the Banking Union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro area EU Member States that choose to join the SSM. The ECB directly supervises the most significant banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (https://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history

(https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision

(https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016

(https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Act on the Strengthening of German Financial Supervision, January 18, 2013

(https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen

(https://www.portigon.de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC

(https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability
/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism

(https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the SSM (see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the BaFin as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution

(https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management
/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV)

(https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG)

(https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_
VII/18_Legislaturperiode/2016-12-28-FMSA-Neuordnungsgesetz/3-Verkuendetes-Gesetz.pdf?__blob=publicationFile&v=3); Federal Agency for Financial Market Stabilisation: History

(https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS)

(https://www.deutsche-finanzagentur.de/en/fms/financial-market-stabilisation-fund); Bundesanstalt für Finanzdienstleistungsaufsicht: Recovery and resolution

(https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of approximately EUR 52.1 billion following the restructuring of WestLB. As of September 30, 2022, the combined asset portfolios had been reduced to approximately EUR 13.2 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. In February 2021, FMS Wertmanagement announced that it is selling wholly-owned DEPFA to BAWAG P.S.K. AG. The transaction was closed in November 2021. As of December 31, 2022, FMS Wertmanagement’s portfolio had a nominal value of EUR 49.6 billion.

Sources: Erste Abwicklungsanstalt, Interim Report 30 September 2022 (https://www.aa1.de/wp-content/uploads/2022/11/EAA_Interim-Report_30.09.2022.pdf); FMS Wertmanagement AöR, Investor Präsentation Nov. 2021, updated May 2022 (https://www.fms-wm.de/de/downloadcenter-de/investoren/praesentationen/149-investorenpraesentation/file); FMS Wertmanagement AöR, Geschäftsbericht 2020 (https://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/210-geschaeftsbericht-2020-1/file); FMS Wertmanagement AöR, FMS Wertmanagement sells DEPFA Bank plc to Autria’s BAWAG P.S.K. AG (https://www.fms-wm.de/en/press/514-fms-wertmanagement-sells-depfa-bank-plc-to-austria-s-bawag-p-s-k-ag); FMS Wertmanagement AöR, FMS Wertmanagement sells all of its shares in DEPFA BANK plc (https://www.fms-wm.de/en/press/531-fms-wertmanagement-sells-all-of-its-shares-in-depfa-bank-plc); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilung/PDF/20140513_FMS-WM.pdf); FMS Wertmanagement AöR, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014

(https://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate

(https://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118); FMS Wertmanagement, FMS Wertmanagement meets wind-up target and records positive result in demanding market environment, press release of March 29, 2023 (https://www.fms-wm.de/en/press/551-fms-wertmanagement-meets-wind-up-target-and-records-positive-result-in-demanding-market-environment).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the EU Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the EU Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of the Banking Union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating EU Member States. The main aims of the SSM, which became operational in November 2014, are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. In its role within the SSM, the ECB directly supervises 115 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of the Banking Union is the SRM which was established by a regulation adopted in July 2014 and became fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the SRF. The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF has been built up over a period of eight years since 2016 and is to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating EU Member States by the end of 2023. Banks have been making annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV), including KfW, are not required to contribute to the fund. During the transitional period until 2023 each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating EU Member States have signed the Loan Facility Agreements with the SRB, which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating EU Member States will amount to just over EUR 60 billion. The repartition key among EU Member States corresponds to the contributions to the SRF, which will have been made by banks in each Member State by the end of 2023. In July 2022, the SRF had grown to approximately EUR 66 billion and its target size for 2023 is expected to be EUR 80 billion. In 2022, the aggregate contribution of German banks to the SRF amounted to 25.4% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the Banking Union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of the heads of state or government of the Euro Area Member States, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. In December 2020, the Euro Summit invited the Eurogroup in inclusive format to prepare, on a consensual basis, a stepwise and time-bound work plan on all outstanding elements needed to complete the Banking Union, including deposit insurance and reaffirmed its statement in December 2021. In June 2022 the Eurogroup in inclusive format agreed as an immediate step that work on the Banking Union should focus on strengthening the common framework for bank crisis management and national deposit guarantee schemes (CMDI framework). Subsequently, it is planned to review the state of the Banking Union and identify in a consensual manner possible further measures with regard to the other outstanding elements to strengthen and complete the Banking Union.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the EU Member States. Further measures were implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets.

In May 2019, European legislators adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules started to apply in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to CRR (CRR II) and CRD (CRD V)) and the recovery and resolution of banks in difficulty (amendments to BRRD and the Single Resolution Mechanism Regulation (SRMR)) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the minimum requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all EU Member States. Furthermore, the amendments improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities.

In the spring of 2020, due to the COVID-19 pandemic, the ECB announced a temporary change within its framework for market risk, by allowing banks to adjust the supervisory component of these requirements. Following a recommendation of the EBA, the BaFin extended these relief measures to smaller German banks which are not directly supervised by the ECB. In addition, the ECB announced in September 2020 that euro area banks under its direct supervision may exclude certain central bank exposures from the leverage ratio. This measure was extended to smaller German banks by BaFin as well. On February 10, 2022, the ECB announced that it will not extend capital and leverage relief measures for banks beyond December 2022. Further, the ECB announced that it will not extend the ability of banks to exclude certain central bank exposures from their leverage ratios beyond March 2022.

Based on their assessment of the risk situation in German credit markets as well as the development of supporting indicators like the credit/GDP gap, BaFin decided to increase the ratio of the national anticyclical capital buffer to 0.75% from February 1, 2022 onwards. The associated requirement for hard equity must therefore be met from February 1, 2023 onwards.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (https://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank - Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Central Bank - Banking Supervision, List of supervised entities (https://www.bankingsupervision.europa.eu/ecb/pub/pdf/ssm.listofsupervisedentities202102.en.pdf?f532b1d8606bfdbb1cc4a5adcd66934f); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (https://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, News and Media, Single Resolution Fund grows by €13.7 billion to reach €66 billion, press release of July 8, 2022 (https://www.srb.europa.eu/en/content/single-resolution-fund-grows-eu137-billion-reach-eu66-billion); Single Resolution Board, National Compartment (million Euros), March 17, 2023 (https://www.srb.europa.eu/system/files/media/document/2023-03-17_National-Compartment.pdf); Single Resolution Board, The Single Resolution Fund (https://srb.europa.eu/en/content/single-resolution-fund); Single Resolution Board, Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/file/pr-banking-union-single-resolution-board-completes-signature-loan-facility-agreements-all-19); Single Resolution Fund (SRF) Fact Sheet (https://www.srb.europa.eu/en/system/files?file=media/document/2020_fact_sheet.pdf); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (https://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel III: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/finance/docs/law/171011-communication-banking-union_en.pdf); Council of the European Union, Banking Union, Amendments to the banking union rules (https://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018

(https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary relief for capital requirements for market risk, press release of April 16, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200416~ecf270bca8.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, General Administrative Act regarding a decrease in the domestic countercyclical capital buffer rate of March 31, 2020, updated on April 23, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Aufsichtsrecht/Verfuegung/vf_200331_allgvfg_antizykl_kapitalpuffer_en.html); European Central Bank - Banking Supervision, ECB will not extend capital and leverage relief for banks, press release of February 10, 2022 (https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220210_1~ea3dd0cd51.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of EU Member States to proceed with the introduction of a financial transaction tax through “enhanced cooperation.” Negotiations are currently not being conducted.

Sources: Bundesanstalt für Finanzdienstleistungsaufsicht, Notice on the granting of authorization to provide financial services pursuant to section 32 (1) of the German Banking Act (https://www.bafin.de/SharedDocs/Downloads/EN/Merkblatt/WA/dl_fidierlaubnis_buba_en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Issuer Guidelines published by the Federal Financial Supervisory Authority (https://www.bafin.de/SharedDocs/Downloads/EN/Leitfaden/WA/dl_emittentenleitfaden_einleitung_en.html?nn=12655158); Bundesanstalt für Finanzdienstleistungsaufsicht, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2022, the need for new public spending because of the impact of Russia’s invasion of Ukraine overlapped with the budget relief from the cessation of COVID-19 measures.

Total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,820.6 billion in 2022, with tax revenue of EUR 948.3 billion and net social contributions of EUR 665.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 3.4.3.2.

In 2022, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 287.5 billion and EUR 527.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 3.4.3.16.

Consolidated general government expenditure in 2022, as presented in the national accounts, amounted to a total of EUR 1,922.1 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 618.7 billion), social benefits in kind (EUR 355.6 billion) and employee compensation (EUR 306.7 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 236.9 billion), gross capital formation (EUR 101.6 billion), subsidies (EUR 72.8 billion) and interest on public debt (EUR 26.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2022 (March 2023), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2022	2021	2020	2019	2018

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,199.4	1,116.4	1,003.8	1,049.0	1,014.7
of which: Current taxes (2)	948.3	877.8	774.5	827.3	801.3
Expenditure	1,307.4	1,255.0	1,116.5	1,004.9	965.1

Balance	-108.0	-138.5	-112.7	44.0	49.6
Social security funds
Revenue	811.3	783.5	717.9	690.9	662.0
Expenditure	804.7	779.2	752.7	681.7	646.0

Balance	6.7	4.3	-34.8	9.2	16.0
General government
Revenue	1,820.8	1,711.7	1,569.1	1,615.8	1,557.2
Expenditure	1,922.1	1,846.0	1,716.6	1,562.6	1,491.6

Balance	-101.3	-134.3	-147.6	53.2	65.6

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2022 (March 2023), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2022	2021	2020	2019	2018

	(EUR in billions)
Revenue	502.6	471.1	421.9	456.9	442.1
of which: Current taxes (2)	436.9	404.3	359.7	396.2	385.6
Expenditure	631.8	617.0	509.3	435.5	421.2

Balance	-129.2	-145.9	-87.4	21.4	21.0

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2022 (March 2023), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2022	2021	2020	2019	2018

	(EUR in billions)
General public services	239.2	224.2	207.1	201.1	191.9
Defense	40.2	40.0	38.4	36.9	35.4
Public order and safety	63.4	60.3	58.1	56.3	53.3
Economic affairs	216.2	217.2	155.4	112.1	109.9
Environmental protection	22.2	20.7	23.1	20.7	19.4
Housing and community amenities	17.6	16.3	16.3	14.6	13.4
Health	331.8	311.3	284.9	253.2	241.5
Recreation, culture and religion	42.2	39.9	38.7	36.3	34.7
Education	172.6	163.2	157.8	151.7	143.6
Social protection	776.8	752.9	736.9	679.8	648.6

Total expenditure	1,922.1	1,846.0	1,716.6	1,562.6	1,491.6

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2022 (March 2023), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the EU Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. After eight annual surpluses in a row, the German general government budget balance turned negative in 2020 due to the impact of the COVID-19 pandemic. Following a general government deficit of 4.3% in 2020 and 3.7% in 2021, the German general government deficit amounted to EUR 101.3 billion or 2.6% of nominal GDP in 2022, which is below the EU’s 3% reference value for the general government deficit. The German general government gross debt-to-GDP ratio decreased from 69.3% in 2021 to 66.3% in 2022, which is above the EU’s respective reference value of 60%.

On March 23, 2020, the respective Ministers of Finance of the EU Member States agreed with the assessment of the European Commission that the condition for the use of the general escape clause under the SGP – a severe economic downturn in the euro area or the EU as a whole – had been fulfilled. The activated general escape clause allows Germany and the other EU Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework to tackle the economic consequences of the COVID-19 pandemic. According to the fiscal policy guidance published by the European Commission on May 23, 2022, the general escape clause will continue to apply in 2023 against the backdrop of the economic consequences of Russia’s invasion of Ukraine and is expected to be deactivated as of 2024. For further information, see also “General—Monetary Integration—EU Economic Governance—Stability and Growth Pact.”

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union
(https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP - Germany - overall
(https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020
(https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, European Semester Spring Package: Sustaining a green and sustainable recovery in the face of increased uncertainty, press release of May 23, 2022
(https://ec.europa.eu/commission/presscorner/detail/en/ip_22_3182).

As regards national fiscal rules, the German constitutional balanced budget rule known as the “debt brake” (Schuldenbremse) provides for a structural budget deficit of no more than 0.35% of GDP at the federal level and structurally balanced Länder budgets. The Bundestag suspended the debt brake for the years 2020 and 2021 in order to enable the financing of the governmental measures taken in connection with the COVID-19 pandemic as well as for the year 2022 due to Russia’s invasion of Ukraine. From 2023 onwards, the debt brake will apply again, as is reflected in the 2023 federal budget plan (Bundeshaushalt – Sollbericht 2023). Still, in response to Russia’s invasion of Ukraine, the Federal Government established a Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr) with its own credit authorization of up to EUR 100 billion on a one-off basis. This one-off credit authorization is exempted from the debt brake. The Special Fund will be used to supplement the defense section of the Federal Budget to achieve the guideline of the North Atlantic Treaty Organization (NATO) of spending at least 2% of GDP for defense each year.

Sources: Bundesministerium der Finanzen, Fiskalregeln (https://www.bundesfinanzministerium.de/Web/DE/Themen/Oeffentliche_Finanzen/Stabilitaetspolitik
/Fiskalregeln/fiskalregeln.html); Bundesministerium der Finanzen, Kompendium zur Schuldenregel des Bundes (Schuldenbremse), February 25, 2022
(https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Schuldenbremse/kompendium
-zur-schuldenbremse-des-bundes.pdf?__blob=publicationFile&v=9); Bundestag, Bundestag billigt mit breiter Mehrheit Nachtragshaushalt für 2020
(https://www.bundestag.de/dokumente/textarchiv/2020/kw13-de-corona-schuldenbremse-688956); Bundestag, Finanzministerium-Etat beschlossen –
Schuldenbremse bleibt ausgesetzt
(https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-finanzministerium-bundesrechnungshof-810030); Bundesministerium der Finanzen, Sollbericht 2023: Ausgaben und Einnahmen des Bundeshaushalts, BMF-Monatsbericht Februar 2023 (https://www.bundesfinanzministerium.de/Monatsberichte/2023/02/Inhalte/Kapitel-3-Analysen/3-1-sollbericht-2023.html); Bundesministerium der Finanzen, Sondervermögen Bundeswehr: Investitionen in unsere Freiheit, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-sondervermoegen
-bundeswehr.html?cms_pk_kwd=16.03.2022_Sonderverm%C3%B6gen+Bundeswehr+Investitionen+in+unsere+Freiheit&cms_pk_campaign=Newsletter-16.03.2022); Deutscher Bundestag, Dokumente, Textarchiv, 2022, Bundestag beschließt das Sondervermögen für die Bundeswehr (https://www.bundestag.de/dokumente/textarchiv/2022/kw22-de-grundgesetzaenderung-897760); Bundesrat, Bundesrat kompakt – Das wichtigste zur Sitzung, Ausgewählte Tagesordnungspunkte der 1022. Sitzung am 10.06.2022, Bundeswehrsondervermögen – Mindestlohn – Rente – Pflegebonus, TOP 24A Bundeswehr (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/22/1022/1022-node.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2022	2021	2020	2019	2018

	(% of GDP)
General government deficit (-) / surplus (+)	-2.6	-3.7	-4.3	1.5	1.9
General government gross debt	66.3	69.3	68.7	59.6	61.9

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2022 (February 2023), Table 1.10; Deutsche Bundesbank, Time series BBK01.BJ9959: General government debt as defined in the Maastricht Treaty as a % of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9959&dateSelect=2020).

Fiscal Outlook

On April 26, 2023, the Federal Government published the German Stability Program 2023, in accordance with the rules of the Stability and Growth Pact. The German Stability Program 2023 contains budgetary projections for the years 2023 to 2026 at all government levels (Federation, Länder, local authorities and social security funds). The projections are based on (i) the Federal Government’s annual projection of macroeconomic trends of January 25, 2023, (ii) the results of the Working Party on Tax Revenue Estimates of October 25, 2022, as subsequently updated to take account of the Federal Government’s annual projection, (iii) the federal budget for 2023 adopted by the German Parliament on November 22, 2022, and (d) the benchmark figures for the government draft of the federal budget for 2024 and the fiscal plan until 2026. Since the Federal Government presented no new fiscal plan until 2027, no projection for 2027 was included in the German Stability Program 2023.

The following table presents the Federal Government’s projection for key fiscal indicators in the years 2023 to 2026 compared to the results for these key fiscal indicators in 2022, as set out in the German Stability Program 2023.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026	2025	2024	2023	2022
Revenue	46 3⁄4	46 1/2	46	45 3⁄4	47.1
Total taxes	24 1/2	24 1⁄4	23 3⁄4	24	24.8
Social contributions	17 1/2	17 1/2	17 1/2	17 1⁄4	17.2
Property income	1/2	1/2	1/2	1⁄4	0.4
Other	4	4 1⁄4	4 1⁄4	4 1⁄4	4.7
Expenditure (2)	47 1⁄4	47 1⁄4	47 3⁄4	50	49.7
Compensation of employees and intermediate consumption	13	13 1⁄4	13 1/2	13 1/2	14.1
Social payments	25 1⁄4	25	24 3⁄4	24 3⁄4	25.2
Interest expenditure	1 1⁄4	1	1	3⁄4	0.7
Subsidies	1 1⁄4	1 1/2	1 3⁄4	3 3⁄4	1.9
Gross fixed capital formation	2 3⁄4	2 3⁄4	2 1/2	2 1/2	2.6
Capital transfers	1 3⁄4	1 3⁄4	2	2 1⁄4	2.4
Other	2	2	2 1⁄4	2 1⁄4	2.9

General government deficit (-) / surplus (+)	-3⁄4	-3⁄4	-1 3⁄4	-4 1⁄4	-2.6
Federal Government	-3⁄4	-1	-1 3⁄4	-4 1/2	-3.3
Länder governments	1⁄4	1⁄4	0	0	0.3
Municipalities	1⁄4	1⁄4	1⁄4	1⁄4	0.2
Social security funds	-1/2	-1⁄4	0	0	0.2
General government gross debt	65 1/2	66 1⁄4	66 1/2	67 3⁄4	66.3

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2023 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/stabilitaetsprogramm-2023.pdf?__blob=publicationFile&v=6), Tables 13 and 17.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale with marginal tax rates ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungsteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 1,000 (EUR 2,000 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge has been abolished for approximately 90% and reduced for approximately 6.5% of income taxpayers for the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (https://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (https://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Justiz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (https://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Finanzen, Fragen und Antworten zur weitgehenden Abschaffung des Solidaritätszuschlags, Was ist ab 2021 neu?

(https://www.bundesfinanzministerium.de/Content/DE/FAQ/2019-08-21-faq-solidaritaetszuschlag.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

Against the backdrop of Russia’s invasion of Ukraine and rising energy prices, the VAT rate for the supply of gas via the natural gas grid and district heating was temporarily reduced from 19% to 7% from October 1, 2022 until March 31, 2024.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (https://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, § 12 Steuersätze (https://www.gesetze-im-internet.de/ustg_1980/__12.html); Die Bundesregierung, Wir entlasten Deutschland, Im Bundesrat beschlossen – Umsatzsteuer auf Gas wird reduziert, published on October 26, 2022

(https://www.bundesregierung.de/breg-de/themen/entlastung-fuer-deutschland/steuersenkung-gas-2125486); Bundesministerium der Justiz, Energiesteuergesetz

(https://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz (https://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax and Emissions Trading

The environmental tax regime aims to encourage energy conservation and to mitigate climate change by providing incentives for a reduction of carbon emissions. Furthermore, it aims to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax and a fossil fuel energy tax. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

In addition to the EU’s Emissions Trading System (ETS) for carbon emissions applied to the manufacturing and energy industries, Germany has introduced a national ETS for carbon emissions of the transportation and buildings sector from 2021 onwards, starting with a price on carbon emissions initially set at EUR 25 per ton in 2021, EUR 30 per ton in 2022 and rising incrementally thereafter. In 2026, allowances will be auctioned within a price range of EUR 55 (minimum) to EUR 65 (maximum) per ton of carbon emissions.

Following Russia’s invasion of Ukraine and its impact on energy prices for households and companies, the projected price increase on carbon emissions has been adjusted to EUR 30 per ton in 2023 (EUR 5 less per ton than previously planned), EUR 35 per ton in 2024 (EUR 10 less per ton than previously planned) and EUR 45 per ton in 2025 (EUR 10 less per ton than previously planned).

Sources: Bundesministerium der Justiz, Stromsteuergesetz (https://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, § 3 Steuertarif (https://www.gesetze-im-internet.de/stromstg/__3.html); The Federal Government, Effectively reducing CO2 emissions (https://www.bundesregierung.de/breg-en/issues/climate-action/effectively-reducing-co2-1795850); Federal Ministry for Economic Affairs and Climate Action, Robert Habeck: “
We are taking a more cautious approach to carbon pricing, reducing the burden on households and companies” – 2023 increase in carbon price postponed, press release of October 28, 2022 (https://www.bmwk.de/Redaktion/EN/Pressemitteilungen/2022/10/20221028-robert-habeck-we-are-taking-a-more-cautious-approach-to-carbon-pricing-reducing-the-burden-on-
households-and-companies.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% for the municipal multiplier, municipalities have discretion to fix the municipal tax collection rate. Based on a weighted average municipal multiplier of 400.2% in 2020 the average trade tax rate in 2021 amounted to 14.01%.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (https://www.gesetze-im-internet.de/gewstg/index.html); Bundesministerium der Finanzen,
Die wichtigsten Steuern im internationalen Vergleich 2021, Overview 4, page 14 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/die-wichtigsten-steuern-im-internationalen-vergleich-2021.pdf?__blob=publicationFile&v=10).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2022	2021	2020	2019	2018

	(EUR in billions)
Current taxes	948.3	877.8	774.5	827.3	801.3
Taxes on production and imports	420.5	392.8	345.8	369.8	356.6
of which: VAT	287.5	259.4	221.6	244.1	235.1
Current taxes on income and wealth	527.8	485.0	428.7	457.5	444.7
of which: Wage tax	273.2	256.7	255.2	260.4	248.1
Assessed income tax	79.1	68.0	57.3	61.7	58.8
Non-assessed taxes on earnings	41.3	39.4	29.8	30.5	31.0
Corporate tax	49.2	44.3	25.8	34.1	36.0
Trade tax (Gewerbesteuer)	69.4	61.1	45.4	55.6	56.0
Capital taxes	9.2	9.8	8.7	7.0	6.8

Tax revenue of general government	957.5	887.6	783.1	834.3	808.1
Taxes of domestic sectors to EU	6.6	5.0	4.7	5.1	5.0

Taxes	964.1	892.6	787.9	839.4	813.1

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2022 (March 2023), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 117 public and private enterprises as of December 31, 2021.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2021.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2022 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/beteiligungsbericht-des-bundes-2022.pdf?__blob=publicationFile&v=4).

In December 2022, following approval by the European Commission under EU state aid rules, the Federal Government acquired approximately 99% of the share capital of energy company Uniper SE (“Uniper”) with the aim of securing the energy supply in Germany. Unless otherwise approved by the European Commission, the Federal Government is obliged to reduce its stake in Uniper to a maximum of 25% plus one share by 2028 at the latest. Uniper provides critical energy infrastructure in Germany and plays a key role in the supply of electricity and natural gas. As a result of Russia’s invasion of Ukraine and the subsequent halt in the supply of Russian natural gas to Germany, Uniper faced existential difficulties. Due to Uniper’s central role for the energy supply in Germany, the Federal Government decided on initial support measures in July 2022, which were adapted based on further developments in September 2022. In this context, Uniper had already received substantial support from KfW in the form of credit lines. Funds provided by KfW will now be substituted by equity and repaid in part. Another company that was transferred to state ownership as a measure to safeguard energy security in Germany is SEFE. The European Commission confirmed these capital measures under state aid rules in December 2022. Specifically, the European Commission authorized the Federal Government to inject EUR 6.3 billion of additional equity into the company by substituting an existing KfW loan subject to certain competition-related conditions.

Sources: Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Einstieg des Bundes bei Energieversorger Uniper SE vollzogen, joint press release of December 22, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/12/2022-12-22-einstieg-bund-bei-uniper-vollzogen.html); Bundesministerium für Wirtschaft und Klimaschutz, European Commission approves equity capital for reorientation of SEFE, press release of December 20, 2022 (https://www.bmwk.de/Redaktion/EN/Pressemitteilungen/2022/12/20221220-european-commission-approves-equity-capital-for-reorientation-of-sefe.html).

Direct Debt of the Federal Government

As of December 31, 2022, the principal amount of the Federal Government’s direct debt totaled EUR 1,515.2 billion. For further information on the principal amount of the outstanding direct debt, see “Tables and Supplementary Information—I. Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government.”

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 671.5 billion as of December 31, 2021. Of this amount, EUR 128.0 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 89.4 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2022, Overview 8.1.3, pages 308-309

(https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2023.html).

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2022 for capital subscriptions to various international financial organizations, see the table entitled “—Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING

DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2022
(EUR in millions)
Federal Bonds (Bundesanleihen)	1,090,500
Federal Notes (Bundesobligationen)	232,000
Federal Treasury Notes (Bundesschatzanweisungen)	130,500
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	139,000
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	77,150
Green Federal Bonds (Grüne Bundesanleihen)	28,500
Green Five-year Federal Notes (Grüne Bundesobligationen)	10,000
Borrowers’ note loans (Schuldscheindarlehen)	5,360
Old debt (1)	4,474
Supplementary Federal Note (Zusatzemission des Bundes) for the ESF (2)	169,775
ESF investment in Federal Securities	-169,775
Repurchased debt	-202,256

Total (3)	1,515,228

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)

ESF = Economic Stabilisation Fund (WSF, Wirtschaftsstabilisierungsfonds). The Supplementary Federal Note was issued outside of the regular issuance calendar activities. It was not and will not be sold on the market and was instead transferred directly into the portfolio of the Economic Stabilisation Fund. The tow entries for the items “Supplementary Federal Note for the ESF” and “ESF investment in Federal Securities” will therefore always be matching to a balance of zero.

(3)

Compared to the published Monthly Report of the Federal Ministry of Finance, January 2023, from which the information above is derived, Treasury Discount Papers are presented with their outstanding volume (as opposed to in the amount owed)

Source: Monthly Report of the Federal Ministry of Finance, January 2023, Table “Entwicklung der Kreditaufnahme des Bundes (Haushalt und Sondervermögen ohne Darlehensfinanzierung) im Dezember 2022”, page 87, and table “Entwicklung von Umlaufvolumen, Eigenbestände und Anlagen des Wirtschaftsstabilisierungsfonds (WSF) im Dezember 2022”, page 88

(https://www.bundesfinanzministerium.de/Monatsberichte/2023/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner
-sondervermoegen-pdf.pdf?__blob=publicationFile&v=4#:~:text=2%2C4%20Mrd.-,Euro%20gegen%C3%BCberstanden.,aufnahme%20entfielen%20auf%20die%20Darlehensfinanzierung).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	12,750
6.5% Bonds of the Federal Republic of 1997	6.50	1997	2027	13,750
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	17,000
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	13,750
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	11,750
5.5% Bonds of the Federal Republic of 2000	5.50	2000	2031	21,500
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	24,500
4% Bonds of the Federal Republic of 2005	4.00	2005	2037	27,500
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	18,500
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	20,500
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	19,500
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	29,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	20,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	22,500

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
2% Bonds of the Federal Republic of 2013	2.00	2013	2023	22,500
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	22,500
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	31,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	22,500
1% Bonds of the Federal Republic of 2014	1.00	2014	2024	22,500
0.5% Bonds of the Federal Republic of 2015	0.50	2015	2025	30,500
1% Bonds of the Federal Republic of 2015	1.00	2015	2025	30,500
0.5% Bonds of the Federal Republic of 2016	0.50	2016	2026	33,500
0% Bonds of the Federal Republic of 2016	0.00	2016	2026	32,500
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	30,500
0.5% Bonds of the Federal Republic of 2017	0.50	2017	2027	32,500
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	34,500
0.5% Bonds of the Federal Republic of 2018	0.50	2018	2028	28,500
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	28,500
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	29,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	29,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	34,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	28,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2035	22,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	33,500
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2028	27,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	28,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	32,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2036	25,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2052	19,000
0.00% Bonds of the Federal Republic of 2022	0.00	2022	2032	31,000
1.70% Bonds of the Federal Republic of 2022	1.70	2022	2032	28,000
1.00% Bonds of the Federal Republic of 2022	1.00	2022	2038	11,500
2.10% Bonds of the Federal Republic of 2022	2.10	2022	2029	8,000
1.80% Bonds of the Federal Republic of 2022	1.80	2022	2053	5,000

Total Federal Bonds				1,090,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 7 to 30 years. No redemption prior to maturity; including principal strips.

2. GREEN FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.00% Green Bonds of the Federal Republic of 2020	0.00	2020	2030	9,500
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2031	9,000
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2050	10,000

Total Green Federal Bonds				28,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 7 to 30 years. No redemption prior to maturity; including principal strips.

3. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	22,150
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	18,700
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	12,800
0.10% Inflation-linked Bonds of the Federal Republic of 2021	0.10	2021	2033	7,000

Total Inflation-linked Securities				77,150

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are 5 to 30 years. No redemption prior to maturity.

4. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
0.00% Bonds of 2018-Series 177	0.00	2018	2023	18,500
0.00% Bonds of 2018-Series 178	0.00	2018	2023	18,500
0.00% Bonds of 2019-Series 179	0.00	2019	2024	23,500
0.00% Bonds of 2019-Series 180	0.00	2019	2024	22,500
0.00% Bonds of 2020-Series 181	0.00	2020	2025	23,000
0.00% Bonds of 2020-Series 182	0.00	2020	2025	25,000
0.00% Bonds of 2021-Series 183	0.00	2021	2026	28,000
0.00% Bonds of 2021-Series 184	0.00	2021	2026	24,000
0.00% Bonds of 2022-Series 185	0.00	2022	2027	22,000
1.30% Bonds of 2022-Series 186	1.30	2022	2027	27,000

Total Federal Notes				232,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

5. GREEN FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
0.00% Green Bonds of 2020	0.00	2020	2025	5,000
1.30% Green Bonds of 2022	1.30	2022	2027	5,000

Total Federal Notes				10,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

6. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
0.00% Notes of 2021	0.00	2021	2023	16,000
0.00% Notes of 2021 (II)	0.00	2021	2023	16,000
0.00% Notes of 2021 (III)	0.00	2021	2023	16,000
0.00% Notes of 2021 (IV)	0.00	2021	2023	18,000
0.00% Notes of 2022	0.00	2022	2024	19,500
0.20% Notes of 2022 (II)	0.20	2022	2024	17,000
0.40% Notes of 2022 (III)	0.40	2022	2024	17,000
2.20% Notes of 2022 (IV)	2.20	2022	2024	11,000

Total Federal Treasury Notes				130,500

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

7. TREASURY DISCOUNT PAPER (1)

	Interest Rate (2)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.64 to 2.26	2022	2023	139,000

(1)

Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(2)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

8. BORROWERS’ NOTE LOANS (3)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
Borrower’s note loans (Schuldscheindarlehen)	3.46 to 5.05	2003 to 2007	2023 to 2037	5,360

(1)

Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

Source for Debt Table 1 to 8: Federal Republic of Germany – Finance Agency, “Einzelaufstellung aller Bundeswertpapiere seit 1995“ (https://www.deutsche-finanzagentur.de/downloadcenter).

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
Old debt (1)	0.00 to 3.00	Various	Various	4,474

(1)

Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948 as well as liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Monthly Report of the Federal Ministry of Finance, January 2023, Table “Entwicklung der Kreditaufnahme des Bundes (Haushalt und Sondervermögen ohne Darlehensfinanzierung) im Dezember 2022”, page 87

(https://www.bundesfinanzministerium.de/Monatsberichte/2023/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen-pdf.
pdf
?__blob=publicationFile&v=4#:~:text=2%2C4%20Mrd.-,Euro%20gegen%C3%BCberstanden.,aufnahme%20entfielen%20auf%20die%20Darlehensfinanzierung).

10. SUPPLEMENTARY FEDERAL NOTE

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2022
	(% per annum)			(EUR in millions)
Supplementary Federal Note (Zusatzemission des Bundes) for the ESF (1)	2.40	2022	2023	169,775

(1)

ESF = Economic Stabilisation Fund (WSF, Wirtschaftsstabilisierungsfonds). The Supplementary Federal Note was issued outside of the regular issuance calendar activities. It was not and will not be sold on the market and was instead transferred directly into the portfolio of the Economic Stabilisation Fund. The tow entries for the items “Supplementary Federal Note for the ESF” and “ESF investment in Federal Securities” will therefore always be matching to a balance of zero.

Source: Monthly Report of the Federal Ministry of Finance, January 2023, Table “Entwicklung von Umlaufvolumen, Eigenbestände und Anlagen des Wirtschaftsstabilisierungsfonds (WSF) im Dezember 2022”, page 88

(https://www.bundesfinanzministerium.de/Monatsberichte/2023/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen-pdf.
pdf?__blob=publicationFile&v=4#:~:text=2%2C4%20Mrd.-,Euro%20gegen%C3%BCberstanden.,aufnahme%20entfielen%20auf%20die%20Darlehensfinanzierung); Federal Republic of Germany, Finance Agency, Announcement, Supplementary Federal note, press release of December 28, 2022
(https://www.deutsche-finanzagentur.de/fileadmin/user_upload/Pressenotiz/20221228_PN_1_N_OTH_DE000BU4W000_en.pdf).

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2021	2020

	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	128,049	125,328
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	35,133	37,027
Loans in connection market organization and stocking measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	267,997	269,036
Contributions to international financing institutions	75,493	68,637
Co-financing of bilateral projects of German financial co-operation	28,959	29,977
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000

Total guarantees pursuant to the 2020 German Budget Act	551,640	546,014

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	89,412	91,526
Warranties in connection with the SURE-Warranty Act as of July 10, 2020	6,384	6,384

Total guarantees	670,586	666,324

(1)

Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW—Business—Financial Markets—Funding.”

(2)

Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through HERMES, the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Source: Bundesministerium der Finanzen, Finanzbericht 2023, Overview 8.1.3, page 308-310

(https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2023.pdf?__blob=publicationFile&v=4).

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the initial weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from August 1, 2022, the SDR basket consists of five currencies with the following initial weights: U.S. dollar (43%), Euro (29%), Chinese yuan (12%), Japanese yen (8%) and Pound sterling (7%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL ORGANIZATIONS AS OF END OF DECEMBER 2022

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	37,277.2	37,277.2
International Bank for Reconstruction and Development (IBRD) (3)	13,773.7	977.2
International Development Association (IDA) (3)	29,672.6	29,672.6
International Finance Corporation (IFC) (3)	1,150.2	1,150.2
European Investment Bank (EIB) (4)	49,834.1	4,444.8
African Development Bank (AfDB) (3)	7,917.9	366.3
African Development Fund (AfDF) (3)	4,735.7	4,723.6
Asian Development Bank (AsDB) (3)	6,111.3	305.6
Asian Development Fund (AsDF) (3)	2,002.0	1,873.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	23.0	23.0
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	792,342	731,389
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	126.1	114.0
European Bank for Reconstruction and Development (EBRD) (4)	2,726.7	568.7
Council of Europe Development Bank (CEB) (4)	976.7	108.4
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896.8

(1)

Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.39959.

(2)

Quota in SDR: 26,634.4 Mio. SDR. Year-end value 2021 1 SDR = USD 1.399590. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to the IMF’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.

(4)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank of EUR 1 per USD 1.0666 in effect on December 31, 2022.